UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☑

Check the appropriate box:

☑	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

The Walt Disney Company

(Name of Registrant as Specified in Its Charter)

Trian Fund Management, L.P.

Trian Fund Management GP, LLC

Nelson Peltz

Peter W. May

Matthew Peltz

Josh Frank

James A. Rasulo

Trian Partners, L.P.

Trian Partners Parallel Fund I, L.P.

Trian Partners Master Fund, L.P.

Trian Partners Co-Investment Opportunities Fund, Ltd.

Trian Partners Fund (Sub)-G, L.P.

Trian Partners Strategic Investment Fund-N, L.P.

Trian Partners Strategic Fund-G II, L.P.

Trian Partners Strategic Fund-K, L.P.

Isaac Perlmutter

The Laura & Isaac Perlmutter Foundation Inc.

Object Trading Corp.

Isaac Perlmutter T.A.

Zib Inc.
(Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☑	No fee required.

☐	Fee paid previously with preliminary materials.

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a6(i)(1) and 0-11.

PRELIMINARY COPY SUBJECT TO COMPLETION

Dated January 29, 2024

 www.restorethemagic.com

2024 Annual Meeting of Shareholders of

The Walt Disney Company

__________________________

PROXY STATEMENT

OF

THE TRIAN GROUP

_________________________

PLEASE VOTE THE ENCLOSED BLUE PROXY CARD FROM TRIAN TODAY—BY PHONE, BY INTERNET OR BY SIGNING, DATING AND RETURNING THE BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED

IMPORTANT

[•], 2024

To Our Fellow Disney Shareholders:

This proxy statement (this “Proxy Statement”) and the enclosed BLUE proxy card are being furnished to shareholders of The Walt Disney Company (“Disney” or the “Company”) in connection with the solicitation of proxies by Trian Partners, L.P., a Delaware limited partnership (“Onshore”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel” and together with Onshore, the “Nominating Shareholders”), and various of their affiliates and other shareholders,1 to be used at the 2024 annual meeting of shareholders of Disney, including any adjournments or postponements thereof and any special meeting held in lieu thereof (the “2024 Annual Meeting”). This Proxy Statement and the enclosed BLUE proxy card are first being furnished to shareholders on or about [●], 2024.

____________________

1 Such affiliates and other shareholders of the Company include Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Offshore”), Trian Partners Fund (Sub)-G, L.P., a Delaware limited partnership (“Fund G”), Trian Partners Strategic Investment Fund-N, L.P., a Delaware limited partnership (“Strategic N”), Trian Partners Strategic Fund-G II, L.P., a Delaware limited partnership (“Strategic G-II”), Trian Partners Strategic Fund-K, L.P., a Delaware limited partnership (“Strategic K”), Trian Partners Co-Investment Opportunities Fund, Ltd., a Cayman Islands exempted company with limited liability (“Co-Investment Fund”, and together with the Nominating Shareholders, Offshore, Fund G, Strategic N, Strategic G-II and Strategic K, the “Trian Funds”), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management” or “Trian”), Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP”), Nelson Peltz, a citizen of the United States of America (“Mr. Peltz”), Peter W. May, a citizen of the United States of America (“Mr. May”), Matthew Peltz, a citizen of the United States of America, Josh Frank, a citizen of the United States of America (“Mr. Frank”, and the foregoing, collectively, the “Trian Parties”), James (“Jay”) A. Rasulo, a citizen of the United States of America (“Mr. Rasulo” and, together with Nelson Peltz, the “Trian Nominees” and each, individually, a “Trian Nominee”), Isaac Perlmutter, a citizen of the United States of America (“Mr. Perlmutter”), The Laura & Isaac Perlmutter Foundation Inc., a Florida corporation (the “Perlmutter Foundation”), Object Trading Corp., a Florida corporation (“Object”), Isaac Perlmutter T.A., a revocable trust formed under Florida law (the “Perlmutter Trust”), and Zib Inc., a Florida corporation (“Zib”, and together with the Perlmutter Foundation, Object, and the Perlmutter Trust, the “Perlmutter Entities”, and the Perlmutter Entities together with the Trian Parties, Mr. Perlmutter and Mr. Rasulo, the “Trian Group” or the “Participants”).

According to the Company’s preliminary proxy statement, filed with the Securities and Exchange Commission on January 16, 2024 (the “Company’s Proxy Statement”), the 2024 Annual Meeting will be a virtual meeting of shareholders conducted via live webcast at www.virtualshareholdermeeting.com/DIS2024. In order to attend the virtual 2024 Annual Meeting, you must be a shareholder on the Record Date (as defined below) and have previously registered to attend the meeting. You must register to attend the virtual 2024 Annual Meeting on or before [●], 2024.

Pre-Registration for Beneficial Holders Planning to Attend the Virtual Meeting

Beneficial holders that have a [16-digit] control number located on the BLUE Voting Instruction Form (or other communication containing the control number), please visit www.ProxyVote.com/Disney and select “Attend a Meeting.”  You will receive a confirmation e-mail with information on how to attend the meeting. After you have registered, you will be able to participate in the annual meeting by visiting www.virtualshareholdermeeting.com/DIS2024 and entering the [16-digit] control number you used to pre-register and as shown in your confirmation e-mail.

Beneficial shareholders who do not have a [16-digit] control number should follow the instructions provided on the voting instruction form provided by your broker, bank or other nominee. In addition to registering for the meeting, beneficial holders that wish to vote at the meeting must obtain a “legal proxy” from their bank, broker or other nominee prior to the meeting. You will need to have an electronic image (such as a pdf file or scan) of the legal proxy with you if you are voting at the meeting.

Pre-Registration for Registered Holders Planning to Attend the Virtual Meeting

Registered holders that have a [16-digit] control number (sent by the Company on its white proxy card, by e-mail or other means) should visit www.ProxyVote.com/Disney and select “Attend a Meeting.” You will receive a confirmation e-mail with information on how to attend the meeting.

After you have registered, you will be able to participate in the virtual 2024 Annual Meeting by visiting www.virtualshareholdermeeting.com/DIS2024 and entering the [16-digit] control number you used to pre-register.

[The Company has not yet publicly disclosed the date and time of the 2024 Annual Meeting. Once the Company publicly discloses such date and time, the Participants intend to supplement this Proxy Statement with such information and file revised definitive materials with the Securities and Exchange Commission (the “SEC”).]

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THIS SOLICITATION IS BEING MADE BY THE TRIAN GROUP AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY OR BLACKWELLS (AS DEFINED HEREIN).

We are soliciting your proxy for the 2024 Annual Meeting in respect of the following matters:

1.	Election of Nelson Peltz and James (“Jay”) A. Rasulo to serve as directors of the Company for a term of one year (“Proposal 1”);

2.	Ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accountants for fiscal 2024 (“Proposal 2”);

3.	Consideration of an advisory vote to approve executive compensation (“Proposal 3”);

4.	Approval of an amendment and restatement of the Company’s Amended and Restated 2011 Stock Incentive Plan (“Proposal 4”);

5.	Shareholder proposal, if properly presented at the 2024 Annual Meeting, requesting shareholder ratification of excessive golden parachutes (“Proposal 5”);

6.	Shareholder proposal, if properly presented at the 2024 Annual Meeting, requesting a report on political expenditures (“Proposal 6”);

7.	Trian Group proposal, if properly presented at the 2024 Annual Meeting, to approve a resolution that each provision or amendment of the Amended and Restated Bylaws of the Company, effective as of November 30, 2023 (the “Bylaws”), approved by the Board of Directors of the Company (the “Board”) (and not by the Company’s shareholders) subsequent to November 30, 2023 and prior to the approval of such resolution be repealed, effective as of the time such resolution is approved by the Company’s shareholders (“Proposal 7”); and

8.	Shareholder proposal, if properly presented at the 2024 Annual Meeting, requesting an advisory vote on board size and related vacancies (“Proposal 8”).

Except as set forth in this Proxy Statement, the Trian Group is not aware of any other matter to be considered at the 2024 Annual Meeting. However, if the Trian Group learns of any other proposals made at a reasonable time before the 2024 Annual Meeting, the Trian Group will either supplement this Proxy Statement and provide shareholders with an opportunity to vote by proxy directly on such matters or will not exercise discretionary authority with respect thereto. If other proposals are made thereafter, the persons named as proxies on the BLUE proxy card solicited by the Trian Group will vote such proxies, to the extent authorized by Rule 14a-4(c)(3) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), in their discretion with respect to such matters.

[Disney has not yet disclosed the record date for determining shareholders entitled to notice of and to vote at the 2024 Annual Meeting (the “Record Date”) nor has Disney disclosed the number of outstanding shares of capital stock of the Company entitled to vote at the 2024 Annual Meeting as of the Record Date. Once the Company publicly discloses the Record Date and the number of shares of capital stock of the Company outstanding as of the Record Date, the Trian Group intends to supplement this Proxy Statement with such information and file revised definitive materials with the SEC. Shareholders of record at the close of business on the Record Date will be entitled to vote at the 2024 Annual Meeting. According to the Company’s Proxy Statement, as of January 3, 2024, there were 1,833,541,083 shares of common stock, par value $0.01, of the Company (the “Shares”) outstanding. Each Share has one vote.]

As of the date of this Proxy Statement, the Participants beneficially own an aggregate of 32,398,226.71 Shares, representing approximately 1.77% of the Company’s outstanding Shares (based on information disclosed in the Company’s Proxy Statement regarding the number of outstanding Shares).

The Trian Group is seeking your proxy to vote “FOR” the election of each of the Trian Nominees, to “WITHHOLD” on each of [—] (“[—]”) and [—] (“[—]” and together with [—], the “Opposed Company Nominees”) and on each of Craig Hatkoff, Jessica Schell and Leah Solivan (the “Blackwells Nominees”), and to vote “FOR” Proposals 2 and 7 and “AGAINST” Proposal 3 and shareholder Proposal 8. The members of the Trian Group intend to vote the Shares beneficially held by them “FOR” the election of each of the Trian Nominees, “FOR” Proposals 2 and 7 and “AGAINST” Proposal 3 and shareholder Proposal 8.

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 The Trian Group makes no recommendation with respect to Proposal 4 and shareholder Proposals 5 and 6, and it will exercise its discretion to cause your proxy to abstain from voting on Proposal 4 and shareholder Proposals 5 and 6, and to vote for Proposals 2 and 7 and against Proposal 3 and shareholder Proposal 8, in each case to the extent you have not indicated your vote on such Proposals. The Trian Group is not aware of any other matters to be brought before the 2024 Annual Meeting, other than as described herein. Should other matters be brought before the 2024 Annual Meeting, the Trian Group will exercise its discretion to cause your proxy to vote on such matters to the extent authorized by Rule 14a-4(c)(3) under the Exchange Act. Otherwise, the Trian Group will vote in accordance with your instructions provided on the BLUE proxy card that is signed and returned.

The Trian Group is asking shareholders to “WITHHOLD” on the Opposed Company Nominees because the Trian Group believes [●]. The Trian Group is asking shareholders to “WITHHOLD” on the Blackwells Nominees because the Trian Group believes that, based on public disclosure (including disclosure filed by Blackwells in connection with this Proxy Solicitation), none of Mr. Hatkoff, Ms. Schell, or Ms. Solivan have the same level of relevant experience or qualifications stewarding large, consumer-oriented public companies as the Trian Nominees.  Furthermore, based on the content of the soliciting materials filed by Blackwells with the SEC on January 3, 2024, the Blackwells Nominees appear to be content with Disney’s current turnaround efforts, rather than seeking to hold the Company accountable for improved performance.

Each of the Trian Nominees is dedicated, experienced, and positioned to help address the Company’s considerable governance, strategic, financial, and operational challenges.2 Notably, Mr. Peltz has served as a director on more than a dozen public company boards, including at world-class companies with best-in-class brands such as Procter & Gamble, Unilever, H. J. Heinz, Mondelēz and Ingersoll-Rand, and he has a long track record of prompting bold action to drive operational turnarounds, transformations, effective leadership succession processes, and value creation across numerous industries. For instance, at The Procter & Gamble Company (“P&G”), a household products company where Mr. Peltz served on the Board from 2018 until 2022, he helped P&G develop and oversee a “Four-Year Overhaul” that resulted in P&G “making several dramatic changes to help improve performance” and “streamlin[ing] its operations from 10 business units to six, improv[ing] its earnings growth, clear[ing] out bureaucracy and increas[ing] accountability.”3 At Mondēlez International, an international snack company, during Mr. Peltz’s tenure on the board of directors from 2014 to 2018, the company improved its cash flow generation through margin improvement and development of working capital efficiencies.4

Mr. Rasulo has proven business acumen, extensive experience and in-depth institutional knowledge of Disney arising from his 30 years of service at the Company, most of which were spent in senior executive management roles—for the last five years of his tenure, Mr. Rasulo served as the Company’s Chief Financial Officer and, prior to this, he served for 7 years as Chairman of Walt Disney Parks and Resorts Worldwide. While Trian believes this service alone qualifies him to address the complex financial and operational issues facing the Company, he has also served for approximately 5 years as the Lead Independent Director on the board of directors of iHeartMedia Inc., where he serves as the Chair of the Compensation Committee and a member of the Audit and Nominating and Corporate Governance Committees, providing him extensive insight into compensation and governance issues affecting media companies.

The Trian Group believes that Mr. Rasulo’s decades of experience at Disney, Mr. Peltz’s significant boardroom skills and history of driving positive strategic change and the Trian Nominees’ combined consumer brands expertise and financial acumen will be significantly additive to the Board. Most importantly, as independent directors chosen by shareholders who have an “ownership mentality”, they would bring greater focus, alignment, and accountability to the boardroom.

The Trian Group, the Company and Blackwells will each be using a universal proxy card for voting on the election of directors at the 2024 Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to twelve nominees on the Trian Group’s enclosed BLUE proxy card or BLUE voting instruction form. There is no need to use the Company’s white proxy card or voting instruction form or Blackwells’ green proxy card or voting instruction form, regardless of how you wish to vote.

Shareholders are permitted to vote for any combination (up to twelve total) of the Trian Nominees, the Company’s nominees and the Blackwells Nominees on the BLUE proxy card or BLUE voting instruction form. However, if shareholders choose to vote for any of the Company’s nominees or the Blackwells Nominees, we recommend that shareholders “WITHHOLD” on the Opposed Company Nominees. The Company’s other ten nominees – [•], [•], [•], [•], [•], [•], [•], [•], [•] and [•] – are referred to hereafter as the “Acceptable Company Nominees.” We make no recommendation on the Acceptable Company Nominees. In addition, Blackwells Capital LLC (“Blackwells”) has submitted to the Company notice of its intent to nominate the Blackwells Nominees for election to the Board at the 2024 Annual Meeting. We recommend that shareholders “WITHHOLD” on the Blackwells Nominees. We believe the best opportunity for the Trian Nominees to be elected is by voting “FOR” the Trian Nominees, and to “WITHHOLD” on or not vote “for” the Opposed Company Nominees or the Blackwells Nominees on the BLUE proxy card or BLUE voting instruction form.

____________________

2 As discussed elsewhere in this Proxy Statement, including the “Reasons to Vote for the Trian Group’s Nominees” section below, (i) the Company’s non-management directors collectively own less than $15 million of Shares, and Mr. Iger has sold the vast majority of his Disney ownership stake (more than $1 billion of Shares), which indicates a lack of alignment with shareholders and does not accord with the spirit of the Council of Institutional Investors’ Policies on Corporate Governance, which provide that “the cornerstone of director compensation programs should be alignment of interests through the attainment of significant equity holding in the company meaningful to each individual director”, (ii) the Company appears to lack a clear plan for the succession of Mr. Iger as Chief Executive Officer (having recently extended Mr. Iger’s contract through 2026, after originally committing to only a two-year term in November 2022, and failing to identify any successor or potential successor to Mr. Iger in connection with the extension), which the Trian Group believes heightens risks to the Company’s long-term operational performance, (iii) the Company’s EPS in the most recent fiscal year were lower than the EPS generated by the Company a decade ago, and over 50% lower than peak EPS, in fiscal year 2018, despite over $100 billion of capital invested since that time and (iv) the Company has continued to face substantial streaming losses and has provided no guidance or tangible targets regarding profitability beyond breakeven. “EPS” refers to earnings per share “excluding certain items” as reported by Disney in SEC filings.

3 Article titled “Peltz to Depart P&G Board, Capping Nearly Four-Year Overhaul,” published August 5, 2021 by Bloomberg.

4 SEC filings. In 2014, operating income margins were 11.7% and improved to 16.7% in 2018. Cash flow from operations were $3.56 billion in 2014 and improved to $3.95 billion in 2018.

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IF THE BLUE PROXY CARD IS SIGNED AND RETURNED, IT WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS AND AS DETAILED BELOW AS APPLICABLE. PLEASE SIGN, DATE AND RETURN THE BLUE PROXY CARD.

1.	IF YOU DO NOT MARK A VOTE WITH RESPECT TO ANY NOMINEE ON PROPOSAL 1 ON THE BLUE PROXY CARD, THE NAMED PROXIES LISTED ON THE BLUE PROXY CARD WILL EXERCISE THEIR DISCRETION TO CAUSE YOUR PROXY TO BE VOTED “FOR” THE TRIAN NOMINEES AND TO “WITHHOLD” ON THE OPPOSED COMPANY NOMINEES, THE ACCEPTABLE COMPANY NOMINEES AND THE BLACKWELLS NOMINEES. IF YOU DO NOT MARK A VOTE ON ANY OF PROPOSAL 7, PROPOSALS 2 THROUGH 4 OR SHAREHOLDER PROPOSALS 5, 6 AND 8 ON THE BLUE PROXY CARD, THE NAMED PROXIES WILL EXERCISE THEIR DISCRETION TO CAUSE YOUR PROXY TO VOTE “FOR” PROPOSALS 2 AND 7, TO ABSTAIN ON PROPOSAL 4 AND SHAREHOLDER PROPOSALS 5 AND 6 AND TO VOTE “AGAINST” PROPOSAL 3 AND SHAREHOLDER PROPOSAL 8 (IN EACH CASE TO THE EXTENT YOU HAVE NOT MARKED A VOTE ON SUCH PROPOSAL). THE NAMED PROXIES WILL ALSO EXERCISE THEIR DISCRETION ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE 2024 ANNUAL MEETING, SUBJECT TO APPLICABLE LAW.

IF YOU SIGN, DO NOT MARK AND RETURN A BLUE VOTING INSTRUCTION FORM TO BROADRIDGE, BROADRIDGE WILL CAUSE YOUR SHARES TO BE VOTED IN ACCORDANCE WITH THE FOREGOING INSTRUCTIONS APPLICABLE TO A SIGNED AND UNMARKED BLUE PROXY CARD.

2.

YOU MAY VOTE “FOR” UP TO TWELVE NOMINEES IN TOTAL:

IF YOU VOTE ON AT LEAST ONE NOMINEE BUT FEWER THAN TWELVE NOMINEES IN PROPOSAL 1 ON EITHER THE BLUE PROXY CARD OR A BLUE VOTING INSTRUCTION FORM, YOUR SHARES WILL ONLY BE VOTED “FOR” THOSE NOMINEES YOU HAVE SO MARKED.

IF YOU VOTE “FOR” MORE THAN TWELVE NOMINEES IN PROPOSAL 1 ON EITHER THE BLUE PROXY CARD OR A BLUE VOTING INSTRUCTION FORM, YOUR VOTES ON PROPOSAL 1 WILL BECOME INVALID AND NOT BE COUNTED.

The Nominating Shareholders have reserved the right in their notice of their intent to nominate the Trian Nominees for election to the Board at the 2024 Annual Meeting, among other things (the “2024 Nomination Notice”), to further nominate, substitute or add additional persons in the event that one or more of the Trian Nominees (or a substitute therefor) is unable to serve or for good cause will not serve as a director or the Company purports to increase the number of directorships after December 14, 2023 and prior to the 2024 Annual Meeting. In the case of any of the foregoing, the Nominating Shareholders will give prompt written notice to the Company if they choose to nominate any such additional or substitute nominees and the Trian Group will disclose to shareholders the relevant information (including the identity of any such person, whether they have consented to being named in any proxy statement for the 2024 Annual Meeting and the information required by Items 5(b) and 7 of Schedule 14A with respect to such person). There can be no assurance that the Company will not assert that any additional or substitute nominations made pursuant to such reservation must separately comply with any advance notification requirements provided in the Bylaws. Notwithstanding the foregoing, the Nominating Shareholders reserve the right to withdraw the nomination of any of the Trian Nominees or any additional or substitute nominee at any time, if applicable. In any such case, the Nominating Shareholders will give prompt notice to the Company of any such withdrawal and the Trian Group will disclose to shareholders the relevant information. The Trian Group has no reason to believe that any of the Trian Nominees will be unable to serve or for good cause will not serve as director. In the event that either Trian Nominee (or a substitute therefor) is unable to serve or for good cause will not serve as a director of the Company, the named proxies listed on the BLUE proxy card will exercise their discretion to cause your proxy to be voted “FOR” a person substituted therefor.

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WE BELIEVE THE TRIAN NOMINEES ARE DEDICATED, EXPERIENCED AND POSITIONED TO HELP ADDRESS THE COMPANY’S CONSIDERABLE GOVERNANCE, STRATEGIC, FINANCIAL AND OPERATIONAL CHALLENGES. ACCORDINGLY, THE TRIAN GROUP URGES YOU TO VOTE YOUR BLUE PROXY CARD “FOR” THE TRIAN NOMINEES AND TO “WITHHOLD” ON THE OPPOSED COMPANY NOMINEES AND THE BLACKWELLS NOMINEES. WE MAKE NO RECOMMENDATION ON THE ACCEPTABLE COMPANY NOMINEES.

Other Disclosures and Voting Information

The Participants represent that (i) they intend to, or are part of a group which intends to, deliver a proxy statement and form of proxy to holders of at least the percentage of the Company’s outstanding capital stock required to elect the Trian Nominees at the 2024 Annual Meeting and approve Proposal 7, and (ii) they intend to, or are part of a group which intends to, solicit the holders of shares representing at least 67% of the voting power of shares of capital stock entitled to vote on the election of directors in support of the Trian Nominees.

You may vote “in person” using Disney’s online portal at www.virtualshareholdermeeting.com/DIS2024 to cast your ballot while attending the virtual meeting. Registered holders may log into the virtual 2024 Annual Meeting website at www.virtualshareholdermeeting.com/DIS2024, click on the ballot posted on the site and follow the instructions provided on the ballot. In order to attend the virtual 2024 Annual Meeting, you must be a shareholder on the Record Date and have previously registered to attend the meeting. You must register to attend the virtual 2024 Annual Meeting on or before [●], 2024.

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As explained in the detailed instructions on your BLUE proxy card, there are three other ways you may vote:

1.	Vote via the Internet by following the voting instructions on the BLUE proxy card or BLUE voting instruction form provided by your broker, bank or other institution. Internet voting procedures are designed to authenticate your identity, allow you to vote your Shares and confirm that your instructions have been properly recorded. Your Internet vote authorizes the named proxies to vote your Shares in the same manner as if you had signed, dated and returned a proxy card. If you submit your vote by Internet, you may incur costs associated with electronic access, such as usage charges from Internet access providers and telephone companies;

2.	Vote by telephone by following the voting instructions on the BLUE proxy card or BLUE voting instruction form the instructions provided by your broker, bank or other institution. Your telephone vote authorizes the named proxies to vote your Shares in the same manner as if you had signed, dated and returned a proxy card; or

3.	Sign, date and return the enclosed BLUE proxy card or BLUE voting instruction form in the enclosed postage-paid envelope. We recommend that you vote on the BLUE proxy card or BLUE voting instruction form even if you plan to attend the 2024 Annual Meeting.

IF YOU HAVE ALREADY VOTED USING THE COMPANY’S WHITE PROXY CARD OR BLACKWELLS’ GREEN PROXY CARD, YOU MAY REVOKE YOUR PREVIOUSLY SIGNED WHITE OR GREEN PROXY BY SIGNING AND RETURNING A LATER-DATED BLUE PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE, BY DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE TRIAN GROUP, BLACKWELLS OR TO THE SECRETARY OF THE COMPANY, OR BY INSTRUCTING US BY TELEPHONE OR VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON THE BLUE PROXY CARD AS TO HOW YOU WOULD LIKE YOUR SHARES VOTED. ONLY THE LATEST VALIDLY EXECUTED PROXY THAT YOU SUBMIT WILL BE COUNTED.

HOLDERS OF SHARES AS OF THE RECORD DATE ARE URGED TO SUBMIT A BLUE PROXY CARD EVEN IF YOUR SHARES WERE SOLD AFTER THE RECORD DATE.

IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK OR OTHER INSTITUTION ON THE RECORD DATE, ONLY THAT INSTITUTION CAN VOTE THOSE SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO SIGN AND RETURN ON YOUR BEHALF THE BLUE PROXY CARD AS SOON AS POSSIBLE.

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Trian Management has retained Okapi and D.F. King to assist in communicating with shareholders in connection with the Trian Group’s proxy solicitation and to assist in efforts to obtain proxies. If you have any questions concerning this Proxy Statement, would like to request additional copies of this Proxy Statement or need help voting your Shares, please contact:

1212 Avenue of the Americas, 17th Floor
New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720
Shareholders and All Others Call Toll-Free: (877) 629-6357
E-mail: info@okapipartners.com

D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005 Shareholders Call Toll-Free: (800) 207-3158 Banks and Brokers Call Collect: (212) 229-2634 E-mail: Disney@dfking.com

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REASONS TO VOTE FOR THE TRIAN GROUP’S NOMINEES

(Nelson Peltz and James “Jay” A. Rasulo)

As of the date of this Proxy Statement, the Trian Group beneficially owns Shares worth approximately $3 billion, making us the Company’s largest active shareholders.

We believe that Disney is one of the most iconic companies in the world, with unrivaled scale, unparalleled customer loyalty, irreplaceable intellectual property (“IP”) and an enviable commercial flywheel. However, Disney has significantly underperformed its peers and its potential:

•	Earnings per share (“EPS”) in the most recent fiscal year were lower than the EPS generated by Disney a decade ago, and over 50% lower than peak EPS despite over $100 billion of capital invested;[5] and

•	Margins in both Disney’s Direct-to-Consumer business and its consolidated media operations significantly lag the Company’s closest peers despite Disney having scale and superior IP.[6]

For shareholders, this subpar performance has destroyed value.7 Disney’s total shareholder return (“TSR”) is significantly lower than its self-selected Media Proxy Peers and the S&P 500 over the last decade and during the tenure of each non-management director.8

	Relative TSR Ending October 6, 2023[9]

Disney’s TSR Relative To:	FQ1’23 Earnings	1-Year	3-Year	5-Year	10-year
S&P 500	(32%)	(34%)	(66%)	(89%)	(168%)
Media Proxy Peers	(40%)	(48%)	(35%)	(77%)	(401%)

Further, the Company has underperformed since Mr. Iger was first appointed Chief Executive Officer in 2005—a period during which he has served as either Chief Executive Officer or Executive Chairman (directing the Company’s creative endeavors in this role) for all but 11 months.10

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5 SEC filings. “EPS” refers to earnings per share “excluding certain items” as reported by Disney in SEC filings.

6 SEC filings, Factset. Compared to the Company’s most comparable industry peers – Netflix, Inc. and Warner Brothers Discovery, Inc. For its Direct-to-Consumer business, the Company had -12% EBITDA margins over the last twelve months on a consolidated basis, compared to -5% for Warner Bros. Discovery, Inc.’s Direct-to-Consumer segment and 19% for Netflix Inc.’s pure-play Direct-to-Consumer business. The Company’s Entertainment and Sports segments, which control the Company’s consolidated media operations, had 6% EBITDA margins in fiscal year 2023, compared to Warner Bros. Discovery, Inc.’s 23% EBITDA margins as of Q3 2023 (measured on a last twelve months basis ending Q3 2023) and Netflix, Inc.’s 19% EBITDA margins as of Q3 2023 (measured on a last twelve months basis ending Q3 2023).

7 For example, Disney’s share price was at a 52-week high of $118.18 on February 8, 2023, the trading day prior to the date on which the Trian Group withdrew the 2023 Nomination Notice and hit a 52-week low of $78.73 on October 4, 2023. The $39.45 of share price decline multiplied by the 1,830,315,921 Shares outstanding as of November 15, 2023, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2023 filed with the SEC on November 21, 2023 (the “Company’s Form 10-K”) equates to a decline of the Company’s market capitalization of over $70 billion. Source: FactSet.

8 FactSet. TSR refers to the total return an investor would have received if they purchased a share of a stock on the first day of the measurement period, inclusive of share price appreciation and dividends paid; “Media Proxy Peers” refers to the simple average of “Media Industry Peers” as listed in the Company’s Proxy Statement and which consist of Alphabet Inc., Amazon.com, Inc., Apple Inc., Comcast Corp., Meta Platforms, Inc., Netflix, Inc., Paramount Global and Warner Bros. Discovery, Inc.; “S&P 500” refers to the S&P 500 Index, which Trian highlights here only as a widely recognized index (however, for various reasons the performance of the index and that of the securities mentioned above may not be comparable). Disney’s TSR has underperformed the TSR of the Company’s self-selected Media Proxy Peers and the S&P 500 over various periods during the last decade through October 6, 2023, as shown below, as well as during the tenure of each current non-management director (excluding Sir Jeremy Darroch, who was appointed to the Board effective as of January 9, 2024) from the director’s commencement date through October 6, 2023.

9 FactSet. This chart shows the amount by which Disney’s TSR has underperformed the Media Proxy Peers’ and the S&P 500 TSR during the one-, three-, five-, and ten-year periods ending on October 6, 2023, as well as the period beginning on February 9, 2023, the first trading day following Disney’s first fiscal quarter earnings announcement, through October 6, 2023. October 6, 2023 represents the trading day prior to The Wall Street Journal article titled “Nelson Peltz Boosts Disney Stake, Seeks Board Seats” and which reported Trian’s increased beneficial ownership of Shares and expected request for Board representation. Also see footnote 8 above for further detail.

10 FactSet. Trian’s conclusions regarding Disney’s performance under Mr. Iger are based on TSR measured from September 30, 2005, Mr. Iger’s first day as Chief Executive Officer of the Company, through October 6, 2023. Mr. Iger was Chief Executive Officer of the Company from September 30, 2005 through February 25, 2020. He then served as the Executive Chairman of the Company from February 25, 2020 through December 31, 2021 and then again served as the Chief Executive Officer of the Company from November 20, 2022 through the date hereof. TSR performance is measured without breaks given that Mr. Iger was either on the Board or the Chief Executive Officer of the Company for that entire approximately 18 year time period, with the exception of 11 months (324 days). See also footnote 8 above.

9

Unfortunately, Disney’s Board and Chief Executive Officer appear to have little financial conviction that circumstances will improve: Disney’s non-management directors collectively own less than $15 million of Shares,11 and Mr. Iger has sold the vast majority of his Disney ownership stake (more than $1 billion of Shares)12—indicating a lack of alignment with shareholders as the Company implements its previously announced strategic restructuring in the face of a rapidly evolving industry.13

However, from the Trian Group’s perspective, a turnaround does not appear to be materializing. Since February 9, 2023, the day after Mr. Iger’s first earnings call after returning as Disney’s CEO:

•	Tens of billions of dollars in shareholder value has been lost;[14]
•	Consensus EPS estimates for fiscal years 2024 and 2025 have declined over 15%;[15] and
•	Studio content continues to disappoint at the box office, slowing the speed of the commercial flywheel and threatening future earnings growth.[16]

More generally, Disney appears no closer to adequately addressing what Trian believes to be compensation misalignment, governance, and succession issues that have plagued the Company for decades.17

We believe that one of the root causes of Disney’s underperformance is a Board that is too disconnected from shareholders’ interests.18 In our view, the Board has failed to perform its primary responsibilities as stewards of shareholder capital. The Trian Group, the largest active shareholder, believes that the Board needs new directors— nominated by shareholders and not by the Company—who can bring fresh perspectives to the Company’s challenges, including a perspective that represents the perspective of all shareholders.19

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11 Represents the market value of Shares held by all Disney non-management directors, as reported in the Company’s Proxy Statement. Market value based on Disney’s Share price at close of business on January 3, 2024.

12 SEC filings. Robert Iger stock sold represents the cumulative net value of Disney Shares sold based on Form 4 filings and the Company’s Proxy Statement.

13 Disney press release titled “The Walt Disney Company Announces Strategic Restructuring, Restoring Accountability To Creative Businesses” dated February 9, 2023.

14 The Company’s share price was at a 52-week high of $118.18 on February 9, 2023 and hit a 52-week low of $78.73 on October 4, 2023. The $39.45 of share price decline multiplied by the 1,830,315,921 Shares outstanding as of November 15, 2023, as reported in the Company’s Form 10-K, equates to a decline of the Company’s market capitalization of over $70 billion. Source: FactSet.

15 Wall Street Consensus estimates referenced are sourced from FactSet as of December 31, 2023. The Wall Street Consensus estimates for FY 2024 and 2025 were measured on January 31, 2023, prior to Disney’s announced restructuring and cost savings plan, and December 31, 2023.

16 Article titled “The Marvels’ Disappoints at Box Office, Showcasing Disney’s Studio Challenge” published on November 12, 2023 by The Wall Street Journal.

17 Certain of the incumbent directors approved a compensation package for Mr. Iger that would have allowed him to earn up to $423 million over four years. See Article titled “After pay vote, Disney investors question Iger’s rich deal” published on March 16, 2018 by Reuters. Although Mr. Iger’s compensation package was reduced after 52.2% of shareholders casting votes rejected the Company’s 2017 advisory “say-on-pay” proposal, he nonetheless received over $200 million during the period spanning fiscal years 2017 to 2021, despite the Company’s poor performance outlined in this section. See Disney’s Current Report on Form 8-K, filed with the SEC on March 9, 2018; compensation tables provided in the Company’s proxy statements, filed with the SEC on Schedule 14A on (i) January 25, 2021, (ii) January 19, 2022 and (iii) February 13, 2023. See also Article titled “Disney’s wildest ride: Iger, Chapek and the making of an epic succession mess” published on September 6, 2023 by CNBC.

18 As outlined in this section, Disney’s non-management directors collectively own less than $15 million of Shares, and Mr. Iger has sold the vast majority of his Disney ownership stake (more than $1 billion of Shares).

19 The Trian Group notes that all but one of the Company’s current directors were appointed during Mr. Iger’s tenure as CEO, and, as further discussed in footnote 17 of the “Reasons to Vote for the Trian Group’s Nominees” section and in the “Proposal 3: Advisory Vote on Executive Compensation” section, the Board has approved substantial compensation packages for Mr. Iger, which, in Trian’s view, were not aligned with the Company’s performance.

10

Trian’s director candidates, Nelson Peltz and Jay Rasulo, are dedicated, experienced, and positioned to help address the Company’s considerable challenges. Mr. Peltz is the CEO of Trian, Disney’s largest active shareholder, and Mr. Rasulo is Disney’s former Chief Financial Officer and Chairman of Walt Disney Parks and Resorts Worldwide. Each has significant consumer brands expertise, financial acumen and a shareholder mindset. The Trian Nominees are committed to working with other members of the Board and Disney’s management team in order to reorient the Company towards delighting its consumers again and driving significant value for its owners. Most importantly, we believe that they would bring greater focus, alignment, and accountability to the boardroom.

The Trian Group believes the role of the Board is to set achievable but ambitious goals and challenge Disney’s executive team to develop a detailed strategy and plan of execution for achieving those goals. A major problem at Disney, in our view, is that the Company’s goals have been amorphous and the execution poor. Trian’s Nominees intend to work with the Board to help drive Disney’s outperformance with tangible targets, goals and true accountability:

Acknowledged Issue	Disney’s Current Path[20]	Trian’s Goals and Initial Perspectives
Corporate Governance	Preserve as much of the status quo as possible by playing defense - evidenced by limited changes to compensation and succession processes	Adopt best-in-class governance; finally complete a successful CEO succession; and align management pay with performance
Streaming Profitability	“Focused on achieving significant and sustained profitability” - no guidance or tangible targets beyond breakeven	Target and achieve Netflix-like EBITDA margins of 15-20% by FY 2027
Future of ESPN	“Building ESPN into the preeminent digital sports platform” - lacking a tangible business plan or defined cost to shareholders	Commit to a reasonable, defined payback period and return profile on ESPN Flagship DTC and communicate it in detail prior to launch
Studio Creativity	“Improving the output and economics of our film studios”	Board-led review of creative processes and structure to restore leadership accountability and reclaim #1 box office position with leading economics
Parks and Experiences Growth	“Strategically investing in our Experiences business to turbocharge growth”	Execute on a clear vision for Parks targeting at least high-single digit operating income growth to ensure adequate returns on ~$60bn of capex

Disney was founded and built by owners. The Trian Group believes that “restoring the magic” at Disney starts with a focused, aligned and accountable Board, intensely committed to returning an “ownership mentality” to the boardroom. We believe that, and a heavy dose of best-in-class corporate governance, is the medicine Disney needs to fix its ailing shareholder returns.

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20 SEC Company filings and Company transcripts. All quotes are sourced from Disney’s 2023 fourth fiscal quarter earnings presentation and call transcript. See also footnote 17 above.

11

 BACKGROUND TO THE SOLICITATION

Disney is one of the most iconic companies in the world. However, the Company has underperformed relative to its self-selected Media Proxy Peers and the S&P 500 over the course of the last decade and during the tenure of each non-management member of the Board.21 Trian believes that it is critical for the Board to be comprised of directors with an ownership mentality, who are capable of providing independent perspectives on the Company’s strategic direction, operations, ongoing business plans and opportunities, corporate governance framework, capital allocation practices, and succession planning, in each case, with a view toward maximizing shareholder value. This summary does not purport to catalogue every conversation of or between representatives of the Trian Group and their advisors relating to the Trian Group’s solicitation, on the one hand, and members of the Board, the Company’s management and the Company’s advisors, on the other hand.

Between July and December 2022, Mr. Peltz and other representatives of Trian engaged with various members of the Company’s management team regarding, among other things, representation on the Board and initiatives that could enhance value for all Disney shareholders.

On November 30, 2022, Horacio Gutierrez, then Senior Executive Vice President and General Counsel of the Company (“Mr. Gutierrez”), informed Brian Schorr, Chief Legal Officer and a Partner at Trian (“Mr. Schorr”), that the Company would not be inviting Mr. Peltz to join the Board.

On December 1, 2022, the Trian Group submitted to Disney notice of their intent to nominate Mr. Peltz for election to the Board at the 2023 annual meeting of shareholders of the Company (the “2023 Annual Meeting”), among other things (the “2023 Nomination Notice”).

Over the course of the following weeks, Trian representatives attempted to further engage with Disney representatives to discuss the Company’s operations and performance.22

On January 10, 2023, Mr. Peltz and other Trian representatives attended a Board meeting at Disney’s executive offices in Burbank, California. All members of the Board attended the meeting virtually, except for Mr. Iger. In addition, certain members of the Company’s executive leadership team, including Mr. Gutierrez and Christine McCarthy, Disney’s then Senior Executive Vice President and Chief Financial Officer (“Ms. McCarthy”), attended the meeting in person. The executive leadership team members in attendance did not have sales, marketing or operating business profit and loss responsibility—for example, the leaders of the Company’s then-two business segments, Disney Media and Entertainment Distribution and Disney Parks, Experiences and Products, were not present—even though Trian had previously informed the Company that Trian intended to present to the Board on operational challenges and opportunities pertaining to Disney’s business.

During the meeting, Mr. Peltz and Trian’s other representatives explained that they viewed Disney as one of the most advantaged consumer entertainment companies in the world, but that, in Trian’s view, it had severely underperformed its peers and its potential over the previous decade. The Trian representatives shared their belief that the Company needed to proceed with urgency to effect a turnaround and requested that Disney expand its Board to add Mr. Peltz as a director to further these efforts. In addition, the Trian representatives provided the Board with an overview of Trian’s long-term investing strategy, its significant experience and success working collegially with directors and management teams of other public companies facing significant challenges, and described how Trian planned to work collaboratively with the Company’s leadership to help create sustainable, long-term value by focusing on improving corporate governance, strategy and operations and capital allocation. The members of the Board asked a single question (by Mr. Iger, with no questions asked by any of Disney’s non-management directors) and engaged in no dialogue with the Trian representatives over the course of the meeting.

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21 Please refer to the “Reasons to Vote for the Trian Group’s Nominees” section above.

22 For additional information regarding Trian’s engagement with the Company prior to the 2023 Annual Meeting, please refer to the “Background to the Solicitation” section of the proxy statement filed with the SEC by Trian and certain other persons on January 31, 2023.

12

On January 11, 2023, Susan Arnold, then the Chair of the Board, called Mr. Peltz and, in lieu of offering Mr. Peltz a seat on the Board, offered to have the Company enter into an information sharing and observer/advisory arrangement. Ms. Arnold informed Mr. Peltz that entry into the observer/advisory arrangement would be conditioned on Trian entering into a standstill agreement (to which no Disney directors were subject, and which Trian expected would contain restrictions impacting its ability to acquire additional Shares, vote its existing Shares, or otherwise exercise its rights as a Disney shareholder). In response, Mr. Peltz reiterated his request for a directorship so that he could more effectively work with other directors and Disney’s management team to help the Company address its challenges, and he asked Ms. Arnold to consult with the Board. Ms. Arnold called back a short time later and advised Mr. Peltz that the Board had not changed its decision and was unwilling to add Mr. Peltz as a director.

On February 9, 2023, after Disney announced new operating initiatives, the Trian Group withdrew the 2023 Nomination Notice to provide the Board and the Company’s leadership team the opportunity to execute these initiatives without the distraction of a proxy contest. That day, Disney’s share price opened at a 52-week high of $118.04, approximately 24% higher than the Company’s share price at the close of business on January 10, 2023, the trading day prior to the date on which Trian announced that it intended to nominate Mr. Peltz for election to the Board at the 2023 Annual Meeting.23

On May 10, 2023, Disney announced its second quarter 2023 earnings and operating results, which included a decline in total Disney+ subscribers that amounted to more than five million subscribers below the Wall Street consensus forecast (157.8 million versus 163.1 million expected).24 On the following trading day, May 11, 2023, the Company’s share price declined over 8% and closed at $92.31.25

On May 30, 2023, Mr. Peltz sent Mr. Iger a memorandum with suggestions on how Disney could improve its communications with investors (the “May 30 Memo”). The May 30 Memo, among other things, set forth Trian’s beliefs that the Company could improve investor sentiment by holding an investor day (which Disney later held in September 2023), elaborating on the profit potential of Disney’s streaming business, providing more detail regarding the Company’s cost savings initiative announced in February 2023, more clearly explaining Disney’s capital investment plans at its Parks business, and clarifying the Company’s guidance around the profitability of its media segment. Disney’s share price closed at $87.82 that day, approximately 20% below the Company’s share price on February 8, 2023, the trading day prior to the date on which the Trian Group withdrew the 2023 Nomination Notice.26

On May 31, 2023, Mr. Peltz held a call with Mr. Iger and Ms. McCarthy to discuss Disney’s recent performance. During the call, Mr. Peltz requested a seat on the Board so that he could work with the Company to help improve performance and communications with investors, including by assisting the Company with the suggestions set forth in the May 30 Memo. Mr. Iger told Mr. Peltz that he would discuss his request with the other directors at the next Board meeting in June 2023.

On July 3, 2023, Messrs. Peltz and Schorr held a call with Messrs. Iger and Gutierrez during which Mr. Iger explained that the Board had concluded that it was too early in the Board nomination cycle to make any changes to the composition of the Board. Mr. Peltz informed Messrs. Iger and Gutierrez that he was disappointed with the Board’s response to his request for a directorship, reiterated his belief that he could help the Company’s directors address many of the challenges Disney was facing and stated that he would like for the parties to avoid a proxy contest. Mr. Peltz ended the call by noting that the Company should expect Trian to follow up on its request for Board representation in the coming months.

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23 FactSet.

24 Article titled “Disney stock sees biggest decline in six months after subscribers miss estimates” published on May 11, 2023 by Yahoo! Finance.

25 FactSet and article titled “Disney shares fall most since Iger’s return after streaming subscriber losses” published on May 11, 2023 by Reuters.

26 FactSet.

13

From September 18 to September 20, 2023, a representative of Trian attended the Company’s investor day event and spoke with Disney representatives regarding a range of topics, including how the Company was handling the Chief Financial Officer transition and preparing its Interim Chief Financial Officer. During the course of the investor day event, on September 19, 2023, the Company announced a 10-year $60 billion capital expenditure plan for its Parks operations, providing what Trian believed to be little specificity regarding how and when the capital expenditures would be made over such 10-year period. On September 19, 2023, the Company’s share price closed at $81.94, representing an approximately 26% decline from the share price on February 8, 2023, the trading day prior to the date on which the Trian Group withdrew the 2023 Nomination Notice.27

On October 11, 2023, Mr. Peltz spoke with Blair Effron, Co-Founder and Partner at Centerview Partners (“Mr. Effron”), whom Trian was told was serving as an advisor to the Company, to initiate a formal dialogue between Disney and Trian regarding Mr. Peltz potentially joining the Board. After waiting nearly two weeks after their initial conversation, Mr. Peltz followed up with Mr. Effron, who told Mr. Peltz that Mr. Iger was disinclined to recommend that he be appointed to the Board.

On October 31, 2023, Mr. Peltz called Mr. Iger and requested a meeting before the 2023 holiday season and the commencement of the Company’s advance notice nomination period for the 2024 Annual Meeting. The parties agreed to meet on a mutually agreeable date before Thanksgiving.

On November 6, 2023, Disney announced that Hugh F. Johnston had been named Senior Executive Vice President and Chief Financial Officer of the Company, effective December 4, 2023. Mr. Peltz, who had met with Mr. Johnston while he served as the Chief Financial Officer of PepsiCo, Inc., called Mr. Johnston to congratulate him on the appointment.

On November 19, 2023, Messrs. Peltz and Schorr met with Messrs. Iger and Gutierrez at the Company’s offices in New York City and discussed Trian’s proposal for Board representation—and in particular, how Trian and Disney could work together to refresh the Board. During this conversation, Mr. Peltz explained that the Trian Group beneficially owned approximately 33 million Shares valued at more than $3 billion, which included 25 million Shares managed on behalf of a Trian investor, Mr. Perlmutter, who had entrusted his Shares to Trian and had no plans to join Trian’s slate. Mr. Peltz also discussed that Trian continued to believe in Disney’s potential, but that Trian’s earlier confidence in the Company’s commitment to a substantive, long-term turnaround was misplaced, which underscored the need for enhanced accountability in the boardroom.

At the same meeting, Mr. Peltz noted that Disney had the largest media business in the industry by revenue, but that the margins of the Company’s media operations significantly lagged those of its closest peers28 and that Disney’s total shareholder return also materially trailed the returns of its peers and the broader market, including during the tenure of each non-management director.29 Mr. Peltz indicated that it was important for Trian to have Board representation so that it could bring a shareholder perspective and additional accountability to the boardroom, given the decline in shareholder value at Disney over an extended period of time.30 Mr. Peltz stated that Trian was requesting that he be added to the Board together with two mutually agreed upon candidates and that, in the absence of the parties finding a solution, Trian would need to nominate a slate of candidates for election to the Board. Mr. Peltz also observed that simply adding directors to the Board, without Board representation for Trian, would constitute, in Trian’s view, a reactive Board self-refreshment on the eve of a proxy contest. Mr. Iger replied that the Board would discuss Trian’s proposal at an upcoming November 2023 Board meeting.

On November 21, 2023, Mr. Peltz sent Mr. Iger an e-mail that included a list of management and director testimonials highlighting the benefits of Trian’s involvement at, and Mr. Peltz’s positive impact (the “Testimonials”) on, their respective companies and boards. Mr. Peltz and Mr. Iger spoke later that night and Mr. Iger told Mr. Peltz that he was not sure he could support Mr. Peltz’s candidacy to serve as a director of the Company at the upcoming Board meeting.

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27 FactSet.

28 Please refer to footnote 3 in the “Reasons to Vote for the Trian Group’s Nominees” section above.

29 Please refer to the “Reasons to Vote for the Trian Group’s Nominees” section above.

30 Please refer to the “Reasons to Vote for the Trian Group’s Nominees” section above.

14

On November 24, 2023, Mr. Schorr sent Mr. Gutierrez and Jolene Negre, Associate General Counsel and Secretary of the Company, an e-mail asking them to forward a letter (the “November 24 Letter”) to each member of the Board in advance of their November 29 and November 30, 2023 Board meetings. The November 24 Letter included Trian’s perspectives on Disney’s underperformance, as exemplified by (i) a share price decline from a high of approximately $118 (when Trian suspended its initial campaign in February 2023) to a low of approximately $80 (before Trian re-engaged with the Company in October 2023), representing approximately $70 billion of value decline,31 (ii) FY 2024 and 2025 earnings per share estimates that declined over 15% despite $7.5 billion of “cost savings” forecasted by the Company,32 (iii) box office disappointments, including “The Marvels,”33 (iv) continued streaming losses,34 and (v) the absence of a clear CEO succession plan.35

The November 24 Letter also reiterated Trian’s (i) proposal that Mr. Peltz be added to the Board together with two mutually agreed upon candidates, (ii) strong conviction in Disney’s potential to materially improve its performance with fresh perspectives in the boardroom, and (iii) belief that simply adding new directors without Mr. Peltz would not be sufficient for enhancing accountability in the boardroom. The November 24 Letter stated that, if Trian and the Board did not reach an agreement, Trian intended to nominate multiple independent director candidates for election to the Board at the 2024 Annual Meeting. The November 24 Letter, which also included the Testimonials that Mr. Peltz had previously sent to Mr. Iger, concluded by noting that Trian preferred to address the Company’s challenges together in the boardroom, but that the decision on the path forward now rested with the Board.

On November 29, 2023, the Company announced that it had appointed James Gorman and Jeremy Darroch as directors. During Mr. Peltz’s ongoing engagement with representatives of Disney, Mr. Peltz was never interviewed, or offered the opportunity to be interviewed, as a director candidate by the Board or the Governance and Nominating Committee thereof.

On November 30, 2023, Messrs. Iger and Gutierrez spoke with Messrs. Peltz and Schorr and stated that the Board had discussed adding Mr. Peltz to the Board but did not see a reason to appoint him as a director. Mr. Peltz responded that Trian therefore intended to nominate candidates for election to the Board at the 2024 Annual Meeting. During the call, Messrs. Iger and Gutierrez offered to have Mr. Peltz present to the Board.

Later that day, Mr. Schorr responded via e-mail to the Company’s offer to have Mr. Peltz present to the Board to indicate that such presentation would only be productive if the Board was open to reconsidering its decision regarding Board representation. That evening, Mr. Gutierrez e-mailed Mr. Schorr and told him that the Board had determined that it would not be in the best interests of the Company at that time to add Mr. Peltz to the Board, though the Board believed it would be helpful to hear from Mr. Peltz regarding his thesis on the Company, details regarding his “partnership” with Mr. Perlmutter and Mr. Perlmutter’s “expectations.”

Also on November 30, 2023, the Company filed a current report on Form 8-K with the SEC disclosing that the Board had amended and restated the Bylaws, including by adding new procedural mechanics and additional disclosure requirements relating to business proposals and director nominations made by shareholders (the “Augmented Bylaw Requirements”).

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31 The Company’s share price was at a 52-week high of $118.18 on February 9, 2023, the day prior to the Trian Group’s withdrawal of its Nomination Notice, and hit a 52-week low of $78.73 on October 4, 2023. The $39.45 of share price decline multiplied by the 1,830,315,921 Shares outstanding as of November 15, 2023, as reported in the Company’s Form 10-K, equates to a decline of the Company’s market capitalization of over $70 billion. Source: FactSet.

32 Wall Street Consensus estimates referenced are sourced from FactSet as of December 31, 2023. The Wall Street Consensus estimates for FY 2024 and 2025 were measured on January 31, 2023, prior to Disney’s announced restructuring and cost savings plan, and December 31, 2023.

33 Article titled “The Marvels’ Disappoints at Box Office, Showcasing Disney’s Studio Challenge” published on November 12, 2023 by The Wall Street Journal.

34 Article titled “Disney stock sees biggest decline in six months after subscribers miss estimates” published on May 11, 2023 by Yahoo! Finance.

35 Article titled “Disney’s wildest ride: Iger, Chapek and the making of an epic succession mess” published on September 6, 2023 by CNBC.

15

On December 13, 2023, Mr. Schorr responded to Mr. Gutierrez’s last e-mail to Trian and explained that Trian had already presented to the Board earlier that year, at the virtual meeting of the Board held on January 10, 2023, and, based on that experience, Trian did not believe it would be productive at this time to present again. Mr. Schorr reiterated that if the Company’s directors were open to reconsidering their decision regarding Board representation for Trian and would engage with Mr. Peltz with an open mind, Trian would be happy to meet in person. However, if that was not the case, Trian would leave this matter to shareholders, the owners of the Company, to decide. As to Disney’s earlier questions regarding Trian’s relationship with Mr. Perlmutter, Mr. Schorr explained that Mr. Perlmutter had entrusted his Shares to Trian because Mr. Perlmutter believed that Mr. Peltz and Trian were best positioned to help the Company’s leadership navigate Disney’s challenges and opportunities and generate enhanced value for all of the Company’s shareholders, and furthermore that Trian would not be nominating Mr. Perlmutter to the Board.

On December 14, 2023, the Trian Group delivered its 117 page 2024 Nomination Notice to the Company in compliance with the Augmented Bylaw Requirements (the 2023 Nomination Notice, in comparison, was 31 pages), informing it of their intention to nominate Mr. Peltz and Mr. Rasulo for election to the Board and to propose the repeal of each provision or amendment of the Bylaws adopted by the Board subsequent to November 30, 2023, in each case, at the 2024 Annual Meeting. The 2024 Nomination Notice contained detailed disclosures regarding both Mr. Peltz and Mr. Rasulo, as well as about Mr. Perlmutter and his relationship with Trian, including much of the information set forth in the “Information about the Participants” section of this Proxy Statement.

On January 16, 2024, Mr. Gutierrez called Mr. Schorr to tell him the Board had met to discuss appointing Messrs. Peltz and Rasulo, as well as other third-party nominees, to the Board but that the directors of the Company did not believe it was the right time to add the Trian Nominees (or any other third-party nominees) to the Board.

16

PROPOSAL 1: ELECTION OF DIRECTORS

Based on the Company’s Proxy Statement, along with other public filings and materials contained on the Company’s website, twelve directors are to be elected to the Board at the 2024 Annual Meeting. The Trian Group recommends that shareholders elect the Trian Nominees as directors of the Company at the 2024 Annual Meeting. We therefore urge shareholders to vote “FOR” the Trian Nominees and to “WITHHOLD” on the Opposed Company Nominees and the Blackwells Nominees. The Trian Group makes no recommendation on the Acceptable Company Nominees.

Each of the Trian Nominees has consented to being named in any proxy statement relating to the 2024 Annual Meeting as a nominee and to serving as a director of the Company if elected. If elected, the initial term of each of the Trian Nominees will be until the next annual meeting of shareholders and until their successors shall have been duly elected and qualified in accordance with the Bylaws. We have no knowledge of any facts that would prevent a final determination by the Board that each of the Trian Nominees is independent in accordance with the corporate governance standards of the Company, the pertinent listing standards of the New York Stock Exchange and under paragraph (a)(1) of Item 407 of Regulation S-K. Each of the Trian Nominees satisfies all qualifications required by the Delaware General Corporation Law to be a director of the Company.

The Trian Group believes that the Trian Nominees are dedicated, experienced, and positioned to help address the Company’s considerable governance, strategic, financial and operational challenges. They are committed to working with Disney’s other directors and its management team to address the Company’s fundamental issues underlying its continued poor performance.

Mr. Peltz is Trian’s Chief Executive Officer and a Founding Partner and has served as a director on more than a dozen public company boards, including at world-class companies with best-in-class brands such as Procter & Gamble, Unilever, H. J. Heinz, Mondelēz and Ingersoll-Rand. Mr. Peltz has a long track record of prompting bold action to drive operational turnarounds, transformations, effective leadership succession processes, and value creation across numerous industries.36

Mr. Rasulo spent three decades at Disney and served as Senior Executive Vice President and Chief Financial Officer of the Company from 2010 to 2015. During his tenure as CFO, the Company delivered compound annual returns for shareholders of approximately 27% and compounded EPS at a rate of approximately 20%, paid a consistent and generous dividend, and Disney’s share price appreciated over 250%. Before being appointed CFO, Mr. Rasulo was Chairman of Walt Disney Parks and Resorts Worldwide from 2005 to 2009 and was President of Walt Disney Parks and Resorts from 2002 to 2005, delivering compounded high single-digit revenue and segment operating income growth annually.37 Bob Iger called Jay “a vital contributor to Disney’s success” with “strategic acumen and savvy insight.”38

The Trian Group believes that Mr. Rasulo’s decades of experience at Disney, Mr. Peltz’s significant boardroom skills and history of driving positive strategic change and the Trian Nominees’ combined consumer brands expertise and financial acumen, will be significantly additive to the Board. Most importantly, as independent directors chosen by shareholders who have an “ownership mentality”, they would bring greater focus, alignment, and accountability to the boardroom.

The members of the Trian Group intend to vote all of their Shares “FOR” the Trian Nominees, to “WITHHOLD” on the Opposed Company Nominees and to “WITHHOLD” on the Acceptable Company Nominees and the Blackwells Nominees. Even if the Trian Nominees are elected, because they would only represent a minority of the members of the Board, there can be no assurance that the Trian Nominees can implement the actions that they believe are necessary to enhance shareholder value without the support of the other members of the Board.

____________________

36 For instance, at P&G, a household products company where Mr. Peltz served on the Board from 2018 until 2022, he helped P&G develop and oversee a “Four-Year Overhaul” that resulted in P&G “making several dramatic changes to help improve performance” and “streamlin[ing] its operations from 10 business units to six, improv[ing] its earnings growth, clear[ing] out bureaucracy and increas[ing] accountability” (see footnote 3). At Mondēlez International, an international snack company, during Mr. Peltz’s tenure on the board of directors from 2014 to 2018, the company improved its cash flow generation through margin improvement and development of working capital efficiencies (see footnote 4).

37 SEC Filings.

38 James A. Rasulo was Chief Financial Officer of Disney from January 1, 2010 through June 30, 2015. Quotes from Disney press release titled “James A. Rasulo to Step Down as Chief Financial Officer of The Walt Disney Company” dated June 1, 2015.

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Biographical Information

Set forth below is background information related to the Trian Nominees, including each Trian Nominee’s name, age, principal occupation and employment and public company directorships held during the past five years, as well as a description of the qualifications, attributes and skills that especially qualifies the Trian Nominees to serve as directors of the Company. Please see the section of this Proxy Statement titled “Information About the Participants” for additional information about the Trian Nominees.

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NELSON PELTZ
Name: Nelson Peltz Age: 81

Nelson Peltz has served as the Chief Executive Officer and a Founding Partner of Trian Management, an investment management firm, since its formation in 2005. Trian Management seeks to invest in high quality but undervalued and underperforming public companies and to work collaboratively with management teams and boards of those companies to execute operational and strategic initiatives designed to drive sustainable earnings growth for the benefit of all stakeholders.

Mr. Peltz has served as director of Unilever plc (NYSE: UL and LSE: ULVR), a multinational consumer packaged goods company, since July 2022, Madison Square Garden Sports Corp. (formerly The Madison Square Garden Company) (NYSE: MSGS), a live entertainment company, since September 2015, and Wendy’s (NASDAQ: WEN), a global operator and franchisor of quick-service restaurants, since September 2008. Mr. Peltz previously served as a director of H. J. Heinz Company, a food processing company, from September 2006 to June 2013, Ingersoll-Rand plc, a global industrial company, from August 2012 to June 2014, Legg Mason, Inc., a global asset management company, from October 2009 to December 2014 and May 2019 to July 2020, MSG Networks Inc., a sports, media and entertainment company, from December 2014 to September 2015, Mondelēz International, Inc., an international snack company, from January 2014 to March 2018, Sysco Corporation, a global distributor of food and related products, from August 2015 to August 2021, The Procter & Gamble Company, a household products company, from March 2018 to October 2021, Invesco Ltd., a global investment management firm, from October 2020 to February 2022, and Janus Henderson Group plc, a global asset management firm, from February 2022 to November 2022.

In addition to founding Trian Management, Mr. Peltz has served in senior management positions at various companies. From 1993 to 2007, he served as the Chairman and Chief Executive Officer of Triarc Companies, Inc. (the predecessor to Wendy’s) (“Triarc”), which, during that period, owned Arby’s Restaurant Group, Inc. and acquired Snapple Beverage Group, as well as other consumer and industrial businesses. Mr. Peltz has been non-executive Chairman of Triarc (and its successor, Wendy’s, since June 2007). Mr. Peltz was also Chairman & Chief Executive Officer of Triangle Industries, Inc., a Fortune 100 industrial company and the parent of American National Can Company, from 1983 until December 1988, when it was acquired by Pechiney, S.A.

Mr. Peltz has more than 40 years of business and investment experience, has served for over 20 years as the chairman and chief executive officer of public companies, and has served on more than a dozen public company boards. Throughout his professional career, he has developed expertise working with management teams and boards. As a public company director, he has a long track record of prompting bold action to drive operational turnarounds, transformations, effective leadership succession processes, and value creation across numerous industries.

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JAMES A. RASULO
Name: James A. Rasulo Age: 68

James (“Jay”) A. Rasulo currently serves as an independent advisor to various start-ups and emerging companies. He has served on the board of directors of iHeart Media, Inc. (NASDAQ: IHRT), an audio media company, since May 2019, where he is the Lead Independent Director, Chair of the Compensation Committee and a member of the Audit and Nominating and Corporate Governance Committees. Mr. Rasulo served on the board of directors of Saban Capital Acquisition Corporation (formerly NASDAQ: SCAC), a company formed for the purpose of effecting a business combination with one or more businesses, from September 2016 to April 2019, where he sat on the Audit Committee. He was formerly an executive of The Walt Disney Company (NYSE: DIS), a diversified international family entertainment and media enterprise, serving in roles of increasing responsibility from 1986 through 2016. From 2010 to 2015 he served as Senior Executive Vice President and Chief Financial Officer of The Walt Disney Company. In that position he oversaw the financial, strategic planning, investor relations and IT functions of the Company. In addition to serving as the Company’s CFO, Mr. Rasulo’s 30-year career spanned a broad variety of roles: Chairman, Walt Disney Parks and Resorts Worldwide from 2003 through 2010; CEO, EuroDisney SCA from 2000 through 2003; President and Chief Operating Officer, EuroDisney SCA from 1998 through 2000; Senior Vice President and General Manager, Club Disney from 1995 through 1998; Senior Vice President, Disney Corporate Alliance and Sponsorships from 1993 through 1995; and Director, then, Vice President, Corporate Strategic Planning from 1986 through 1995. Prior to his time with the Company, Mr. Rasulo held strategic positions at Marriott Corporation and Chase Manhattan Bank. Mr. Rasulo was previously the Chairman of the Los Angeles Philharmonic Association from 2016 through 2019 and has served as its Vice Chairman since 2019. He also previously served as the Chairman of the U.S. Travel Association and Chairman of the U.S. Travel and Tourism Promotion Advisory Board. Mr. Rasulo is a graduate of Columbia University (BA, Economics) and received his M.A. & M.B.A. from the University of Chicago.

Mr. Rasulo has proven business acumen and extensive experience serving in executive management roles at the Company (including Chief Financial Officer and Chairman of Parks, the Company’s largest and most profitable business), and his in-depth institutional knowledge of Disney qualifies him to address the complex financial and operational issues facing the Company.

During the past five years, no Trian Nominee has carried on any occupation or employment with any corporation or organization that is a parent, subsidiary or other affiliate of the Company.

The Nominating Shareholders have reserved the right in the 2024 Nomination Notice to further nominate, substitute or add additional persons in the event that one or more of the Trian Nominees is unable to serve or for good cause will not serve as a director or the Company purports to increase the number of directorships after December 14, 2023 and prior to the 2024 Annual Meeting. The Trian Group has no reason to believe that any of the Trian Nominees will be unable to serve or for good cause will not serve as a director.

In the case of any of the foregoing, the Nominating Shareholders will give prompt written notice to the Company if they choose to nominate any such additional or substitute nominee and the Trian Group will disclose to shareholders the relevant information. There can be no assurance that the Company will not assert that any additional or substitute nominations made pursuant to such reservation must separately comply with any advance notification requirements provided in the Bylaws. Notwithstanding the foregoing, the Nominating Shareholders reserve the right to withdraw the nomination of the Trian Nominees or any additional or substitute nominee at any time, if applicable. In any such case, the Nominating Shareholders will give prompt notice to the Company of any such withdrawal and the Trian Group will disclose to shareholders the relevant information.

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Given Mr. Peltz’s status as the Chief Executive Officer and Founding Partner of Trian Management, Trian Management notes its intention, in the case of Mr. Peltz’s election, to enter into a customary non-disclosure agreement with the Company to allow Mr. Peltz to share information he receives from the Company with Trian Management and acknowledging its agreement to maintain, and to cause its personnel and advisors to maintain, the confidentiality of any information provided to Mr. Peltz in connection with his service as a director of the Company.

If elected, the Trian Nominees would only be two out of twelve members of the Board. You should refer to (i) the Company’s Proxy Statement and form of proxy distributed by the Company for the background, qualifications and other information concerning the Company’s director nominees and (ii) Blackwells’ proxy statement, filed with the Securities and Exchange Commission on January 19, 2024 (“Blackwells’ Proxy Statement”) and form of proxy distributed by Blackwells for the background, qualification and other information concerning the Blackwells Nominees. There is no assurance that any of the Company’s nominees or any of the Blackwells Nominees will serve as directors if the Trian Nominees are elected to the Board. In the event that one or more of the Trian Nominees is elected and that one or more of the Company’s nominees or Blackwells Nominees declines to serve with one or more of the Trian Nominees, the Bylaws provide that the resulting vacancies may be filled by the directors then in office, even if less than a quorum, or by a sole remaining director. Please note that because the Trian Group was not involved in the preparation of Blackwells’ regulatory filings, including Blackwells’ Proxy Statement, the Trian Group cannot reasonably confirm the accuracy or completeness of certain information contained in such filings. The Company’s Proxy Statement and form of proxy and Blackwells’ Proxy Statement and form of proxy, as well as other important information, will be available on the SEC’s website at https://www.sec.gov.

The Trian Group, the Company and Blackwells will each be using a universal proxy card for voting on the election of directors at the 2024 Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to twelve nominees on the Trian Group’s enclosed BLUE proxy card or BLUE voting instruction form. There is no need to use the Company’s white proxy card or voting instruction form or Blackwells’ green proxy card or voting instruction form, regardless of how you wish to vote.

Vote Required.

According to Article III of the Bylaws, in contested elections such as this one, the affirmative vote of a plurality of the votes cast at the 2024 Annual Meeting is required for the election of each director nominee (meaning that the twelve director nominees who receive the highest number of shares voted “FOR” their election by the shareholders will be elected to the Board).

According to the Company’s Proxy Statement, “WITHHOLD” votes and any broker non-votes will be counted for purposes of determining if there is a quorum at the 2024 Annual Meeting for Proposal 1 but will not be counted as votes cast with respect to, and will have no effect on the outcome of, Proposal 1 and will result in the applicable nominee(s) receiving fewer votes cast “FOR” such nominee(s).

WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF THE TRIAN NOMINEES AND TO WITHHOLD ON THE OPPOSED COMPANY NOMINEES AND BLACKWELLS NOMINEES BY SIGNING, DATING AND RETURNING YOUR BLUE PROXY CARD TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

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PROPOSAL 7: REPEAL CERTAIN AMENDMENTS TO BYLAWS

Pursuant to Article IX of the Bylaws, the Board has the power to alter, amend, or repeal the Bylaws of the Company. As of the date of this Proxy Statement, the Trian Group is not aware of any decision by the Board to adopt, amend, or repeal any provision of the Bylaws since November 30, 2023 (the date on which the Bylaws were last amended and restated), but it is possible that the Board may have done so, or that following the date of this Proxy Statement and prior to the approval (if any) of the below resolution, such an amendment could be adopted by the Board and/or become effective. Such an amendment could negatively impact the Trian Group’s ability to solicit and/or obtain proxies from shareholders of the Company or otherwise adversely affect the ability of the Company’s shareholders to vote on Proposal 1, and the Trian Group would like to ensure that the Company’s shareholders have the ability to elect the Trian Nominees at the 2024 Annual Meeting.

Although adoption of this proposal could have the effect of repealing previously undisclosed amendments to the Bylaws without considering the beneficial nature, if any, of such amendments to the shareholders, it would not repeal any such amendments that were approved by the shareholders.

Proposal 7 provides for the approval of the resolution in the following form:

RESOLVED, that each provision or amendment of the Amended and Restated Bylaws of The Walt Disney Company (the “Corporation”) approved by the Board of Directors of the Corporation (and not by the Corporation’s stockholders) subsequent to November 30, 2023 and prior to the approval of this resolution be, and hereby is, repealed, effective as of the time this resolution is approved by the Corporation’s stockholders.

Vote Required.

According to Article IX of the Bylaws, the affirmative vote of a majority of the outstanding shares entitled to vote at the 2024 Annual Meeting is required to alter, amend, or repeal any provision of the Bylaws. Abstentions will be counted as represented and entitled to vote and will have the effect of a vote “AGAINST” Proposal 7. Broker non-votes will be included in the calculation of the number of votes considered to be present at the 2024 Annual Meeting for purposes of determining a quorum and will have the effect of a vote “AGAINST” Proposal 7.

WE STRONGLY URGE YOU TO VOTE FOR PROPOSAL 7 BY SIGNING, DATING AND RETURNING YOUR BLUE PROXY CARD TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

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OTHER MATTERS TO BE CONSIDERED AT THE 2024 ANNUAL MEETING

Proposal 2: Ratification of Appointment of Independent Registered Public Accountants

Based on information contained in the Company’s Proxy Statement, the Audit Committee of the Board (the “Audit Committee”) has concluded that the continued retention of PricewaterhouseCoopers LLP is in the best interests of the Company and its shareholders and appointed PricewaterhouseCoopers LLP as the Company’s independent registered public accountants for the fiscal year ending September 30, 2024 (“Proposal 2”).

According to the Company’s Proxy Statement, PricewaterhouseCoopers LLP has been the Company’s external auditor continuously since 1938 and the Audit Committee evaluates the independent registered public accountant’s qualifications, performance, audit plan, fees and independence each year, and considered these factors in connection with the determination to appoint PricewaterhouseCoopers LLP for fiscal year 2024. The Company’s Proxy Statement also states that in addition to assuring the regular rotation of the lead audit partner every five years as required by SEC rules, one or more members of the Audit Committee also meets with candidates for the lead audit partner and the Audit Committee discusses the appointment before rotation occurs.

Accordingly, the Board is asking shareholders to ratify the selection of PricewaterhouseCoopers LLP as the Company’s independent registered public accountants. The Company’s Proxy Statement provides that although ratification is not required by the Bylaws or otherwise, the Board is submitting the selection of PricewaterhouseCoopers LLP to shareholders for ratification as a matter of good corporate practice.

Based on information contained in the Company’s Proxy Statement, the Board is recommending a vote “FOR” Proposal 2. The Trian Group recommends a vote “FOR” Proposal 2.

Proposal 3: Advisory Vote on Executive Compensation

According to the Company’s Proxy Statement, the Board is seeking advisory shareholder approval of the compensation of named executive officers (“NEOs”) as disclosed in the section of the Company’s Proxy Statement titled “Executive Compensation.” Shareholders are being asked to vote on the following advisory resolution:

“RESOLVED, that the shareholders advise that they approve the compensation of the Company’s NEOs, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission (which disclosure shall include the Compensation Discussion and Analysis, the compensation tables, other compensation information and any related material).”

Further information regarding the Company’s executive compensation can be found in the section of the Company’s Proxy Statement titled “Executive Compensation — Compensation Discussion and Analysis.”

The Company’s Proxy Statement provides that although the vote on Proposal 3 is non-binding, the Board and the Compensation Committee will review the voting results in connection with their ongoing evaluation of the Company’s compensation program. Broker non-votes (as described under the section of the Company’s Proxy Statement titled “Information About Voting — Voting”) are not entitled to vote on this Proposal and will not be counted in evaluating the results of the vote.

Based on information contained in the Company’s Proxy Statement, the Board is recommending a vote “FOR” Proposal 3. However, the Trian Group is recommending a vote “AGAINST” Proposal 3.

The Trian Group believes that the Board has failed to align the compensation of Disney’s executives with the Company’s financial and operational performance. In fiscal year 2023, for example, Disney’s Shares generated a total shareholder return of -14% even as the S&P 500 Index rose by 22% and the Company’s self-selected Media Proxy Peers generated a total shareholder return of 34%.39 Disney’s earnings per share declined from fiscal year 2022 to fiscal year 2023.40 And, in fiscal year 2023, according to the Company’s Proxy Statement, Disney generated a return on invested capital of just over 5.7%, which the Trian Group believes is lower than the Company’s weighted average cost of capital.41

 __________________________

39 See footnote 8 in the “Reasons to Vote for the Trian Group’s Nominees” section above for further detail.

40 SEC filings. Refers to earnings per share “excluding certain items” as reported by Disney in SEC filings.

41 FactSet estimate (January 17, 2024).

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However, each of Disney’s NEOs who held their positions for the entire fiscal year were rewarded with so-called “performance-based bonuses” that were above the target payout levels set by the Board prior to the beginning of the fiscal year. Disney’s CEO received compensation of more than $31 million.42

The Trian Group believes that Disney’s compensation program does not align the interests of the Company’s executives with those of its owners—Disney shareholders. Accordingly, the Trian Group is recommending a vote “AGAINST” Proposal 3.

Proposal 4: Approval of the Company’s Amended and Restated 2011 Stock Incentive Plan

According to the Company’s Proxy Statement, the Board is seeking shareholder approval to amend and restate the Company’s Amended and Restated 2011 Stock Incentive Plan (as amended and restated, the “Amended 2011 Plan”). The Amended 2011 Plan would increase the number of Shares authorized for issuance thereunder by 115 million Shares, from an aggregate of 179 million Shares to 294 million Shares. You should refer to the Company’s Proxy Statement and form of proxy for more information concerning Proposal 4 and the 2011 Plan.

Based on information contained in the Company’s Proxy Statement, the Board is recommending a vote “FOR” Proposal 4. The Trian Group makes no recommendation on this Proposal.

Vote Required for Proposals 2 through 4.

According to the Company’s Proxy Statement, the affirmative vote of the holders of a majority of shares represented in person or by proxy and entitled to vote on Proposals 2 through 4 will be required for approval. Abstentions will be counted as represented and entitled to vote and will have the effect of a vote “AGAINST” Proposals 2 through 4. Broker non-votes are not entitled to vote on Proposals 2 through 4 and will not be counted in evaluating the results of the vote.

Shareholder Proposals

•	Shareholder Proposal 5

Shareholders request that the Board seek shareholder approval of new or renewed pay packages that provide for a golden parachute with an estimated total value exceeding 2.99 times the sum of the executive’s base salary plus target short-term bonus. This proposal only applies to Section 16 Officers.

Based on information contained in the Company’s Proxy Statement, it is expected that the shareholders at the 2024 Annual Meeting will be asked to vote on shareholder Proposal 5. Based on information contained in the Company’s Proxy Statement, the Board is recommending a vote “AGAINST” shareholder Proposal 5. The Trian Group makes no recommendation on this matter.

•	Shareholder Proposal 6

RESOLVED: Shareholders request the Board annually publish a report, at reasonable expense, analyzing the congruence of Disney’s political and electioneering expenditures during the preceding year against Disney’s publicly stated company values and policies. The report should state whether Disney has made, or plans to make, changes in contributions or communications as a result of identified incongruencies.

Based on information contained in the Company’s Proxy Statement, it is expected that the shareholders at the 2024 Annual Meeting will be asked to vote on shareholder Proposal 6. Based on information contained in the Company’s Proxy Statement, the Board is recommending a vote “AGAINST” shareholder Proposal 6. The Trian Group makes no recommendation on this matter.

•	Shareholder Proposal 8

Resolved, that the stockholders of the Company adopt a non-binding, advisory resolution requesting that, in the event any candidate of The Walt Disney Company fails to be elected at the 2024 Annual Meeting for failure to receive more votes than a non-Walt Disney Company nominee, the board of directors of The Walt Disney Company shall take all necessary actions to increase the size of the board by the number of Walt Disney Company nominees so failing to be elected and appoint any and all such Walt Disney Company nominees to fill the newly created corresponding vacancies.

__________________________

42 The Company’s Proxy Statement.

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Based on information contained in the Company’s Proxy Statement, it is expected that the shareholders at the 2024 Annual Meeting will be asked to vote on shareholder Proposal 8. Based on information contained in the Company’s Proxy Statement, the Board is recommending a vote “AGAINST” shareholder Proposal 8. We believe that in the event that that any director candidate of the Company fails to be elected at the 2024 Annual Meeting in favor of a Trian Nominee, the Company should respect the will of its shareholders as expressed at the ballot box. Accordingly, the Trian Group is recommending a vote “AGAINST” Proposal 8.

Vote Required for Shareholder Proposals 5, 6 and 8.

According to the Company’s Proxy Statement, the approval of shareholder Proposals 5, 6 and 8 requires the affirmative vote of the holders of a majority of Shares represented in person or by proxy and entitled to vote on the shareholder proposals. Abstentions will be counted as represented and entitled to vote and will have the effect of a vote “AGAINST” shareholder Proposals 5, 6 and 8. Broker non-votes are not entitled to vote on shareholder Proposals 5, 6 and 8 and will not be counted in evaluating the results of the vote. Shareholder Proposals 5, 6 and 8 will be voted on at the 2024 Annual Meeting only if properly presented by or on behalf of the proponents.

INFORMATION ABOUT THE PARTICIPANTS

This proxy solicitation is being conducted by the Trian Group, which is comprised of Trian Management, Trian Management GP, Nelson Peltz, Mr. May, Matthew Peltz, Mr. Frank, Mr. Rasulo, the Trian Funds, Mr. Perlmutter and the Perlmutter Entities. The Participants collectively are the beneficial owners of an aggregate of 32,398,226.71 Shares, or approximately 1.77% of the outstanding Shares. Each member of the Trian Group is a participant in this proxy solicitation.

Information about the Participants, including information as to any substantial interest, direct or indirect, by security holdings or otherwise, that they may have with respect to the various proposals to be voted on at the 2024 Annual Meeting is set forth below in this section.

The Trian Group

The principal business address of Offshore is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands, KY1-9008, and the principal business address of each other Trian Fund, Trian Management and Trian Management GP is 280 Park Avenue, 41st Floor, New York, New York 10017. The principal business address of each of Messrs. Nelson Peltz, May, Matthew Peltz and Frank is 223 Sunset Ave, Palm Beach, Florida 33480. The principal business address of Mr. Rasulo is 9663 Santa Monica Blvd 1113, Beverly Hills CA 90210. The principal business address of each of the Perlmutter Entities and Mr. Perlmutter is P.O. Box 1028, Lake Worth, Florida 33460.

Each of the Trian Funds is primarily engaged in the business of investing in securities. Trian Management is primarily engaged in the business of serving as the management company for the Trian Funds and certain other funds and investment vehicles. Trian Management GP is primarily engaged in the business of serving as the general partner of Trian Management. The principal business of each of the Perlmutter Entities is to serve as an estate planning vehicle.

Nelson Peltz’s present principal occupation or employment is serving as Chief Executive Officer and a Founding Partner of Trian Management. Mr. May’s present principal occupation or employment is serving as President and a Founding Partner of Trian Management. Matthew Peltz is a Partner and Co-Chief Investment Officer of Trian Management. Mr. Frank is a Partner and Co-Chief Investment Officer of Trian Management. Mr. Rasulo is an independent advisor to various start-ups and emerging companies. Mr. Rasulo is not employed by, and is independent of, the Trian Parties. Mr. Perlmutter’s principal occupation is as a private investor. He is not employed by, and is independent of, the Trian Parties (except as described in the “Investment Management Agreements” section of this Proxy Statement).

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Trian Nominees

Please see “Proposal 1: Election of Directors” for additional information about the Trian Nominees.

Beneficial Ownership of Shares

The following table shows the number of Shares that are beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by each Participant as of the date of this Proxy Statement.

Please see Annex A for additional information about each Participant’s purchases and sales of Shares and other securities related to the Company, including swaps and options, as applicable:

Participant	Number of Shares Beneficially Owned	Percent of Outstanding Shares(1)
Onshore	990,524	*
Parallel	454,611	*
Offshore	1,509,702	*
Fund G	202,462	*
Strategic N	1,346,092	*
Strategic G-II	350,144	*
Strategic K	441,555	*
Co-Investment Fund	1,473,707	*
Trian Management (2)	32,337,856	1.76%
Trian Management GP (2)	32,337,856	1.76%
Nelson Peltz (2)(3)	32,339,954.71	1.76%
Peter W. May (2)	32,337,856	1.76%
James A. Rasulo (4)	7,178	*
Isaac Perlmutter (5)(6)	25,620,153	1.40%
Perlmutter Foundation (5)	700,000	*
Object (5)(7)	10,896,820	*
Perlmutter Trust (5)(7)	11,218,991	*
Zib (5)(7)	2,753,248	*

*Less than 1%

(1)	Calculated on the basis of 1,833,541,083 Shares outstanding as of January 3, 2024, as indicated in the Company’s Proxy Statement.

(2)	Trian Management GP is the general partner of Trian Management, which serves as the management company for each of the Trian Funds. Each of Trian Management, Trian Management GP and Messrs. Peltz and May, by virtue of their relationships to the Trian Funds, has shared voting power and shared dispositive power with regard to, and therefore beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act), the Shares owned by the Trian Funds. By virtue of the Investment Management Agreements (as described below), Trian Management (as well as Trian Management GP and Messrs. Peltz and May, by virtue of their relationships to Trian Management) has sole voting power and shared investment power with respect to the Shares held by the Perlmutter Entities.

(3)	Mr. Peltz beneficially owns 32,339,954.71 Shares (including 98.71 Shares held in record name under his name, the 200 Shares held in record name by the Nominating Shareholders, and 2,000 Shares in a separate account over which he has sole voting and dispositive power).

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(4)	The 7,178 Shares beneficially owned by Mr. Rasulo are held in accounts by The Rasulo Family Trust dated December 15, 2010 (“The Rasulo Family Trust”), a trust for which Mr. Rasulo and his wife, Barbara Rasulo (“Mrs. Rasulo”), serve as co-trustees. By virtue of their relationship thereto, Mr. Rasulo and Mrs. Rasulo beneficially own the Shares held by The Rasulo Family Trust.

(5)	Mr. Perlmutter is a director of the Perlmutter Foundation, which is controlled by Mr. Perlmutter. Mr. Perlmutter is a co-trustee of the Perlmutter Trust, which is the sole shareholder of each of Object and Zib. Mr. Perlmutter is the sole director of Object and Zib. Mr. Perlmutter, by virtue of his relationship to the Perlmutter Entities, beneficially owns the 25,569,059 Shares held by the Perlmutter Entities as of the date hereof.

(6)	In addition to the 25,569,059 Shares that Mr. Perlmutter beneficially owns by virtue of his relationship to the Perlmutter Entities, as of the date hereof, Mr. Perlmutter (a) has sole beneficial ownership of 2,766 Shares held in Mr. Perlmutter’s individual retirement account and (b) is deemed to have sole beneficial ownership of 48,328 Shares underlying options received by Mr. Perlmutter pursuant to the Company’s equity incentive plan while Mr. Perlmutter was an employee of the Company. All of such options have an expiration date of March 30, 2028 and have vested or will vest on dates ranging from December 17, 2021 to December 14, 2024 with exercise prices ranging from approximately $110.54 to $173.40. Mr. Perlmutter currently has a total of 6,127 performance-based restricted stock units that vest based on certain performance targets and have a performance end date of December 14, 2024. In addition, Mr. Perlmutter currently has a total of 1,111 time-based restricted stock units with a vesting date of December 14, 2024.

(7)	Laura Perlmutter (“Mrs. Perlmutter”), the wife of Mr. Perlmutter, is a co-trustee of the Perlmutter Trust. By virtue of her relationship thereto, Mrs. Perlmutter beneficially owns the Shares held by the Perlmutter Trust, Object and Zib.

The Trian Funds collectively beneficially own 6,768,797 Shares. Trian Management GP is the general partner of Trian Management, which serves as the management company for each of the Trian Funds. Each of (i) Trian Management, Trian Management GP, Nelson Peltz and Mr. May, by virtue of their relationships to the Trian Funds, beneficially owns the Shares owned by the Trian Funds and (ii) Trian Management GP, Nelson Peltz and Mr. May, by virtue of their relationships to Trian Management, beneficially own the Shares owned by Trian Management. By virtue of the Investment Management Agreements, Trian Management (as well as Trian Management GP and Messrs. Peltz and May, by virtue of their relationships to Trian Management) has sole voting power and shared investment power with respect to, and therefore beneficially owns, the Shares held by the Perlmutter Entities. Therefore, each of the foregoing Trian Parties (with the exception of Mr. Peltz and the Trian Funds) beneficially owns 32,337,856 Shares (including the 200 Shares held in record name by the Nominating Shareholders). Mr. Peltz beneficially owns 32,339,954.71 Shares (including 98.71 Shares held in record name under his name, the 200 Shares held in record name by the Nominating Shareholders, and 2,000 Shares in a separate account over which he has sole voting and dispositive power).

The Shares held by certain of the Trian Funds are held in the ordinary course of business with other investment securities owned by such Trian Funds in co-mingled margin accounts with a prime broker, which prime broker may, from time to time, extend margin credit to such Trian Funds, subject to applicable federal margin regulations, stock exchange rules and credit policies. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares referenced above.

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Except as set forth in this Proxy Statement, no Participant, and no associate of any Participant, owns beneficially, directly or indirectly, or of record but not beneficially, any securities of the Company, or any parent or subsidiary of the Company, nor has any Participant purchased or sold any securities of the Company within the last two years.

Investment Management Agreements

Trian Management has entered into an investment management agreement with each Perlmutter Entity (each, an “Investment Management Agreement” and, collectively, the “Investment Management Agreements”). Each Investment Management Agreement includes, among other things, certain confidentiality undertakings, incentive fee and reimbursement arrangements, representations and warranties, standstill obligations, and voting commitments that remain in effect until the third anniversary of the date of such Investment Management Agreement, subject to certain early termination rights in favor of the respective parties thereto, extension rights, and limitations set forth in the Investment Management Agreements.

The Perlmutter Entities, under the Investment Management Agreements, have agreed to keep certain information (including information relating to Trian Management, the Trian Funds and the Trian Funds’ investment in the Company) provided to them by Trian Management confidential, subject to certain limitations.

Under the Investment Management Agreements, Trian Management has certain rights and authorities with respect to the Shares which they cover, including that it may recommend to the applicable Perlmutter Entity a sale of all or a portion of the Shares subject to the Investment Management Agreement, and with the prior written approval of the Perlmutter Entity, it may facilitate such sale. Trian Management is also entitled to an incentive fee equal to a percentage of the net appreciation of the Shares that are subject to the Investment Management Agreements. The incentive fee is generally payable when such Shares are sold or otherwise disposed of or released from the terms of the applicable Investment Management Agreement. The Perlmutter Entities have also agreed to reimburse Trian Management for certain expenses, including a portion of the expenses relating to the solicitation of proxies for the 2024 Annual Meeting.

Each Investment Management Agreement provides that, during the term thereof, the applicable Perlmutter Entity party thereto will not, without the prior written consent of Trian Management, among other things, (i) acquire or sell, offer or agree to acquire or sell, or direct any third party in the acquisition or disposition of securities or debt or other financial instruments of the Company, (ii) engage in any short sale or any purchase, sale, or grant of any option, warrant, convertible security, share appreciation right, or other similar right (including any put or call option or “swap” transaction) with respect to any security (other than any index fund, exchange traded fund, benchmark fund or broad basket of securities) that includes, relates to, or derives any part of its value from a decline in the market price or value of the securities or the debt or other financial instruments of the Company, and (iii) seek to control, advise, change or influence the management, directors, governing instruments, shareholders, policies or affairs of the Company.

Each Investment Management Agreement provides that, during the term thereof, the decision to nominate and/or designate any individual for election or appointment to the Board, and the choice of such individual, will be determined by Trian Management in its sole discretion, subject to certain limitations. Further, each Investment Management Agreement contains an acknowledgement by the applicable Perlmutter Entity that neither Trian Management nor any representative thereof on the Board that is selected by Trian Management intends to share with such Perlmutter Entity any confidential information that Trian Management or such Board member learns in their capacity as a director or other fiduciary of the Company. Each Investment Management Agreement also provides that, in the event that one or more partners or employees of Trian Management serve as directors, or in a similar capacity, of the Company, such persons will be subject to fiduciary duties to act in the best interests of the Company, its shareholders, and/or its third party constituents.

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Each Investment Management Agreement provides that, during the term thereof, at every meeting (including any adjournment or postponement thereof) of the Company’s shareholders (whether annual, special, or otherwise), and on any action or approval of the Company’s shareholders by written consent, the applicable Perlmutter Entity will vote (including via proxy) all of the Shares subject to the Investment Management Agreement, and when a written consent is proposed, respond to each request for written consent and consent, in accordance with Trian Management’s recommendation with respect to any matter submitted for such vote or written consent. In furtherance of the foregoing, the applicable Perlmutter Entity, from the date of the applicable Investment Management Agreement until the expiration or earlier termination thereof, irrevocably appointed as its proxy and attorney-in-fact Trian Management and certain other persons, if any, designated in writing by Trian Management to vote the Shares subject to the Investment Management Agreement in accordance with the terms thereof.

By virtue of the Investment Management Agreements, Trian Management has sole voting power and shared investment power with respect to the Shares held by the Perlmutter Entities.

Director Nominee Consent, Indemnification Agreement, Nomination Agreement and Confidentiality Agreements

Trian Management and Mr. Peltz have entered into a letter agreement (the “Indemnification Agreement”), pursuant to which Trian Management has agreed to reimburse Mr. Peltz for certain expenses incurred in connection with the solicitation of proxies for the 2024 Annual Meeting, including reasonable expenses for certain travel arrangements, and, subject to certain limited exceptions, to indemnify and hold harmless Mr. Peltz from and against any loss, cost or expense suffered or sustained by reason of any acts or omissions, or alleged acts or omissions, arising out of his role as a nominee for election as a director of the Company or otherwise arising from or relating to the Trian Group’s solicitation of proxies for the 2024 Annual Meeting (“Covered Acts”), and to advance certain fees and other costs and expenses incurred in connection with the defense of any action or proceeding arising out of any Covered Acts. Mr. Peltz has agreed to inform Trian Management in the event he purchases or disposes of any securities of the Company and to provide relevant details of any such transaction.

Trian Management has entered into a letter agreement (the “Nomination Agreement”) with Mr. Rasulo, pursuant to which Trian Management has agreed to (A) reimburse Mr. Rasulo for certain expenses incurred in connection with the entry into the Nomination Agreement and the solicitation of proxies for the 2024 Annual Meeting, including reasonable expenses of legal counsel and for certain travel arrangements, and, subject to certain limited exceptions, to indemnify and hold harmless Mr. Rasulo from and against any loss, cost or expense suffered or sustained by reason of any Covered Acts and to advance certain fees and other costs and expenses incurred in connection with the defense of any action or proceeding arising out of any Covered Acts and (B) pay Mr. Rasulo (i) $125,000 following execution of the Nomination Agreement and (ii) $125,000 upon the earlier of (a) Trian Management or any of its affiliates’ submission of a slate of directors for election to the Board which includes Mr. Rasulo as a member and (b) the Company publicly announcing an actual agreement or understanding by and between the Company and Trian Management or any of its affiliates pursuant to which Mr. Rasulo is or will be (x) appointed as a member of the Board or (y) recommended by the Company for election to the Board at the 2024 Annual Meeting (the fee payments in clauses (B)(i) and (B)(ii), collectively, the “Fees”). Mr. Rasulo has agreed to use the after-tax proceeds from such compensation, or an equivalent amount of other funds, to acquire securities of the Company (the “Nominee Shares”) at such time that Mr. Rasulo shall determine and when permitted under applicable securities law (and, if applicable, the Company’s securities trading policies); provided, that Mr. Rasulo shall endeavor to make such purchases no later than 14 days after receipt of the applicable Fee (or in the event Mr. Rasulo is prohibited from making such purchases, as soon as reasonably practicable thereafter), subject to Trian Management’s right to waive the requirement to purchase the Nominee Shares. Mr. Rasulo has agreed to consult with Trian Management in advance of purchasing the Nominee Shares and to provide Trian Management with information relating thereto, and to not dispose of any securities of the Company during the term of the Nomination Agreement.

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The Participants believe that, if elected, the Trian Nominees will be entitled to such compensation from the Company as is consistent with the Company’s practices for the services of non-employee directors. It is also expected that, if elected, the Trian Nominees would be indemnified by the Company for service as a director of the Company to the same extent indemnification arrangements are provided to other non-employee directors of the Company and that the Trian Nominees would be covered by the Company’s director and officer liability insurance to the same extent as other nonemployee directors of the Company.

Each of the Trian Nominees has also executed a written consent to being named in any proxy statement for the 2024 Annual Meeting and to serving as a director of the Company if elected.

In addition, Trian Management has entered into confidentiality agreements with certain potential nominees for election to the Board, including Mr. Rasulo, whereby such potential nominees, including Mr. Rasulo, agreed that for six months following the date thereof, he or she would not buy or sell, or cause any third party to buy or sell, any debt or equity securities and/or options, swaps or other derivative securities or instruments relating to the Company, subject to Trian Management’s ability to agree to waive such restriction.

Except as set forth in this Proxy Statement, (i) the Trian Nominees will not receive any compensation from any member of the Trian Group to serve as nominees for election or as a director, if elected, of the Company and (ii) there are no arrangements or understandings between the Trian Nominees and any other party pursuant to which either Trian Nominee was or is to be selected as a director or nominee, as applicable.

Other Interests of the Participants

Nelson Peltz is the Chief Executive Officer and a Founding Partner of Trian Management. Mr. May is the Chief Operating Officer and a Founding Partner of Trian Management. Matthew Peltz is a Partner and Co-Chief Investment Officer of Trian Management. Mr. Frank is a Partner and Co-Chief Investment Officer of Trian Management.

Each of the Participants has an interest in the election of directors at the 2024 Annual Meeting through the ownership of the Shares as described in this Proxy Statement, their positions with Trian Management or as a Trian Nominee, as applicable. To the extent that the adoption of Proposal 7 could have the effect of counteracting any unilateral adoption, amendment or repeal of the Bylaws by the Board that purports to impede the effectiveness of Proposal 1, negatively impact the Trian Group’s ability to solicit and/or obtain proxies from shareholders of the Company or otherwise adversely affect shareholders’ ability to vote on Proposal 1, Trian Management and the other members of the Trian Group could be considered to have a material interest in Proposal 7. Each member of the Trian Group intends to vote the Shares beneficially owned by him or it in favor of Proposal 7.

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The Corporate Governance Guidelines of the Company, effective as of September 29, 2022 (the “Guidelines”), which are available on the Company’s website, provide that the Board will make assessments regarding Board members’ independence in accordance with the listing standards of the New York Stock Exchange and the additional standards described in the Guidelines. The Trian Group has no knowledge of any fact that would prevent a final determination by the Board that either of the Trian Nominees is independent in accordance with the listing standards of the New York Stock Exchange or any additional standards described in the Guidelines.

According to information available to the Trian Group, since the beginning of the Company’s last fiscal year, each of Nicola Peltz Beckham, who is the daughter of Nelson Peltz and the sister of Matthew Peltz, and Will Peltz, who is the son of Nelson Peltz and the brother of Matthew Peltz, has received, and may from time to time receive, residual payments in amounts not exceeding $120,000, either in individual payments or in the aggregate, from one or more subsidiaries of the Company. The Trian Group does not believe any of the foregoing payments (or any future payments, as may be applicable) are material in relation to the election of the Trian Nominees or any solicitation of proxies in connection therewith.

Certain Trian Parties beneficially own (within the meaning of Section 13(d) of the Exchange Act) in the aggregate, in excess of 10% of the outstanding shares of common stock of Janus Henderson Group plc (the “Associate Company”). Additional information related to the Associate Company is available in the Associate Company’s most recently filed proxy statement for its most recent or upcoming annual meeting of stockholders and other public filings with the SEC. To the Trian Parties’ knowledge, the Associate Company does not, directly or indirectly, hold of record, or beneficially own any Shares, except for the 317,918 Shares reported on the Form 13F filed by the Associate Company for the quarter ended September 30, 2023, to which the Associate Company and/or certain of its affiliates exercise investment discretion (collectively, the “Associate Company Shares”). There are no agreements, arrangements or understandings between any Trian Party, on the one hand, and the Associate Company or any of its affiliates, on the other hand, with respect to any Shares, including, without limitation, the Associate Company Shares. No Trian Party exercises investment discretion over the Associate Company Shares and each Trian Party expressly disclaims beneficial ownership of the Associate Company Shares. Any disclosures made herein with respect to the Associate Company are made on information and belief after review of publicly available information filed with the SEC.

Except as set forth in this Proxy Statement, (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this proxy solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements, or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any associate of any Participant was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no person, including any of the Participants, who is a party to an arrangement or understanding pursuant to which the Trian Nominees are proposed to be elected, has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the 2024 Annual Meeting as set forth in this Proxy Statement; (xii) there are no material proceedings to which any Participant or any associate of any Participant is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries; (xiii) neither of the Trian Nominees nor any of their respective associates have received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company that is required to be disclosed under, or is subject to any arrangement described in, paragraphs (a)-(j) of Item 402 of Regulation S-K; (xiv) there exist no family relationships between either of the Trian Nominees, on the one hand, and any director or executive officer of the Company or, to the knowledge of Trian, any person nominated or chosen by the Company to become a director or executive officer, on the other hand; (xv) other than by reason of Mr. Rasulo’s status as a former officer of the Company, within the Company’s last fiscal year, there have not been any interlocking relationships that would have required disclosure had either of the Trian Nominees been directors of the Company who served as members of the Compensation Committee of the Board; (xvi) with respect to the Trian Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years; and (xvii) neither of the Trian Nominees, and no associate of the Trian Nominees, has served as a director or named executive officer of the Company at any point during the last three fiscal years of the Company.

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PROXY INFORMATION

The enclosed BLUE proxy card may be executed only by holders of record of Shares on the Record Date. If you were a shareholder of record on the Record Date, you will retain your voting rights at the 2024 Annual Meeting even if you sell your Shares after the Record Date. Accordingly, it is important that you vote the Shares held by you on the Record Date, or grant a proxy to vote your Shares on the BLUE proxy card, even if you sell your Shares after the Record Date. The Shares represented by each BLUE proxy card that is properly executed and returned to the Trian Group will be voted at the 2024 Annual Meeting in accordance with the instructions marked thereon.

If you have signed and returned the BLUE proxy card and no voting direction is given thereon, you will be deemed to have given a direction with respect to all of the Shares represented by your BLUE proxy card (i) to vote “FOR” the election of the Trian Nominees and to “WITHHOLD” on the Opposed Company Nominees, the Acceptable Company Nominees and the Blackwells Nominees, and (ii) to vote “FOR” Proposals 2 and 7 and “AGAINST” Proposal 3 and shareholder Proposal 8. The Trian Group makes no recommendation with respect to the Acceptable Company Nominees, Proposal 4 and shareholder Proposals 5 and 6.

           Except as set forth in this Proxy Statement, the Trian Group is not aware of any matter to be considered at the 2024 Annual Meeting. However, if the Trian Group learns of any other proposals made at a reasonable time before the 2024 Annual Meeting, the Trian Group will either supplement this Proxy Statement and provide shareholders with an opportunity to vote by proxy directly on such matters or will not exercise discretionary authority with respect thereto. If other proposals are made thereafter, the persons named as proxies on the BLUE proxy card solicited by the Trian Group will vote such proxies in their discretion with respect to such matters, subject to applicable law.

          If the BLUE proxy card is signed and returned, it will be voted in accordance with your instructions and as detailed below as applicable. Please sign, date and return the BLUE proxy card.

1.	If you do not mark a vote with respect to any nominee on Proposal 1 on the BLUE proxy card, the named proxies listed on the BLUE proxy card will exercise their discretion to cause your proxy to be voted “FOR” the Trian Nominees and to “WITHHOLD” on the Opposed Company Nominees, the Acceptable Company Nominees and the Blackwells Nominees. If you do not mark a vote on any of Proposal 7, Proposals 2 through 4 or shareholder Proposals 5, 6 and 8 on the BLUE proxy card, the named proxies will exercise their discretion to cause your proxy to vote “FOR” Proposals 2 and 7, to abstain on Proposal 4 and Shareholder Proposals 5 and 6, and to vote “AGAINST” Proposal 3 and shareholder Proposal 8 (in each case to the extent you have not marked a vote on such proposal). The named proxies will also exercise their discretion on any other matters that may properly come before the 2024 Annual Meeting, subject to applicable law.

If you sign, do not mark and return a BLUE voting instruction form to Broadridge, Broadridge will cause your Shares to be voted in accordance with the foregoing instructions applicable to a signed and unmarked BLUE proxy card.

2.	You may vote “FOR” up to twelve nominees in total:

If you vote on at least one nominee but fewer than twelve nominees in Proposal 1 on either the BLUE proxy card or a BLUE voting instruction form, your Shares will only be voted “for” those nominees you have so marked.

If you vote “FOR” more than twelve nominees in Proposal 1 on either the BLUE proxy card or a BLUE voting instruction form, your votes on Proposal 1 will become invalid and not be counted.

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You should refer to (i) the Company’s Proxy Statement and form of proxy for the background, qualifications and other information concerning the Company’s candidates and (ii) Blackwells’ Proxy Statement and form of proxy for the background, qualifications and other information concerning the Blackwells Nominees. There is no assurance that any of the Company’s nominees or any of the Blackwells Nominees will serve as directors if any of the Trian Group’s nominees are elected to the Board. In the event that one or more of the Trian Nominees is elected to serve as a director of the Company and that one or more of the Company’s nominees or Blackwells Nominees declines to serve with such nominee or nominees, the Bylaws provide that the resulting vacancies may be filled by the directors then in office, even if less than a quorum, or by a sole remaining director. The Company’s Proxy Statement and form of proxy distributed by the Company and Blackwells’ Proxy Statement and form of proxy distributed by Blackwells will be available free of charge on the SEC’s website at https://www.sec.gov.

If you hold your Shares in the name of one or more brokerage firms, banks or other institutions, only they can vote your Shares and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your brokerage firm, bank or other institution to vote in favor of the election of the Trian Nominees. Please follow the instructions to vote provided on the BLUE voting instruction form. If your brokerage firm, bank or other institution provides for voting instructions to be delivered to them by telephone or via the Internet, instructions will be included on the BLUE voting instruction form. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions by e-mailing them to info@okapipartners.com and disney@dfking.com or mailing them to Okapi Partners LLC, 1212 Avenue of the Americas, 17th Floor, New York, NY 10036, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

          Based on disclosure in the Company’s Proxy Statement, if you participate in the Disney Savings and Investment Plan or the Disney Hourly Savings and Investment Plan, you may give voting instructions as to the number of Shares you hold in the plan as of the Record Date. You may provide voting instructions to Fidelity Management Trust Company by voting online or by completing and returning the enclosed BLUE voting instruction form. The trustee will vote your Shares in accordance with your duly executed instructions. If you do not send instructions, an independent fiduciary has been selected to determine how to vote all Shares for which the trustee does not receive valid and timely instructions from participants. You may revoke previously given voting instructions by either revising your instructions online or by submitting to the trustee either a written notice of revocation or a properly completed and signed proxy card bearing a later date. Your voting instructions will be kept confidential by the trustee.

REVOCATION OF PROXIES

Any shareholder of record may revoke or change his, her or its proxy instructions at any time prior to the vote at the 2024 Annual Meeting by:

•	submitting a properly executed, subsequently dated proxy card that will revoke all prior proxy cards, including any proxy cards which solicit a proxy in favor of all of the incumbent directors;

•	instructing the Trian Group by telephone or via the Internet as to how you would like your Shares voted by following the instructions on the BLUE proxy card or BLUE voting instruction form or instructing the Company in accordance with the Company’s instructions as to how you would like your Shares voted;

•	virtually attending the 2024 Annual Meeting and withdrawing his, her or its proxy by voting “in person” using Disney’s online portal at www.virtualshareholdermeeting.com/DIS2024 to cast his, her or its ballot while attending the virtual meeting; registered holders may log into the virtual 2024 Annual Meeting website at www/virtualshareholdermeeting.com/DIS2024, click on the ballot posted on the site and follow the instructions provided on the ballot (although attendance at the 2024 Annual Meeting will not in and of itself constitute revocation of a proxy); or

•	delivering written notice of revocation either to First Coast Results Inc., Independent Tabulator on behalf of Okapi Partners LLC and D.F. King & Co., Inc., PO Box 3672, Ponte Vedra Beach FL 32004-9911, info@okapipartners.com, or the Corporate Secretary’s Office, 500 South Buena Vista Street, Burbank, CA 91521-1030, or any other address provided by the Company.

Although a revocation is effective if delivered to the Company or Blackwells, the Trian Group requests that either the original or a copy of any revocation be mailed to First Coast Results Inc., Independent Tabulator on behalf of Okapi Partners LLC and D.F. King & Co., Inc., PO Box 3672, Ponte Vedra Beach FL 32004-9911, so that the Trian Group will be aware of all revocations and can more accurately determine if and when the requisite proxies for the election of the Trian Nominees as a director and the approval of Proposal 7 have been received. The Trian Group may contact shareholders who have revoked their proxies.

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IF YOU PREVIOUSLY SIGNED AND RETURNED A WHITE PROXY CARD OR GREEN PROXY CARD TO THE COMPANY OR BLACKWELLS, THE TRIAN GROUP URGES YOU TO REVOKE IT BY (1) SIGNING, DATING AND RETURNING THE BLUE PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE, (2) INSTRUCTING US BY TELEPHONE OR VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON THE BLUE PROXY CARD AS TO HOW YOU WOULD LIKE YOUR SHARES VOTED, (3) ATTENDING THE 2024 ANNUAL MEETING AND VOTING “IN PERSON” USING DISNEY’S ONLINE PORTAL OR (4) DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE TRIAN GROUP, TO BLACKWELLS OR TO THE SECRETARY OF THE COMPANY IN THE MANNER DESCRIBED IN THIS PROXY STATEMENT.

The Trian Group, the Company AND BLACKWELLS will each be using a UNIVERSAL proxy card for voting on the election of directors at the 2024 Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to TWELVE nominees on the Trian Group’s enclosed BLUE proxy card or blue voting instruction form. There is no need to use the Company’s WHITE proxy card or voting instruction form OR BLACKWELLS’ GREEN proxy card or voting instruction form, regardless of how you wish to vote.

QUORUM AND VOTING

Quorum

According to the Bylaws, the holders of a majority in voting power of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at the 2024 Annual Meeting. Abstentions will be counted as present for purposes of determining whether a quorum is present at the 2024 Annual Meeting.

In contested elections such as this one, the affirmative vote of a plurality of the votes cast at the 2024 Annual Meeting is required for the election of each director nominee (meaning that the twelve director nominees who receive the highest number of shares voted “FOR” their election by the shareholders will be elected to the Board). “WITHHOLD” votes and any broker non-votes will be counted for purposes of determining if there is a quorum at the 2024 Annual Meeting but will not be counted as votes cast with respect to, and will have no effect on the outcome of, Proposal 1 and will result in the applicable nominee(s) receiving fewer votes cast “FOR” such nominee(s).

The affirmative vote of the holders of a majority of the Shares represented in person or by proxy and entitled to vote on Proposals 2 through 4 and shareholder Proposals 5, 6 and 8 is required for the approval of on each such Proposal, as applicable. Abstentions will be counted for purposes of determining if there is a quorum at the 2024 Annual Meeting and will have the effect of a vote “AGAINST” Proposals 2 through 4 and shareholder Proposals 5, 6 and 8.

The affirmative vote of a majority of the outstanding shares entitled to vote at the 2024 Annual Meeting is required for the approval of Proposal 7. Abstentions will be counted for purposes of determining if there is a quorum at the 2024 Annual Meeting and will have the effect of a vote “AGAINST” Proposal 7.

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Broker Non-Votes

A broker non-vote occurs when a broker holding Shares for a beneficial owner has discretionary authority to vote on “routine” matters brought before a shareholder meeting, but the beneficial owner of the Shares fails to provide the broker with specific instructions on how to vote on any “non-routine” matters brought to a vote at the shareholder meeting. Under the rules governing brokers’ discretionary authority, if you receive proxy materials from or on behalf of more than one of the Company, the Trian Group and Blackwells, then brokers holding Shares in your account will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the 2024 Annual Meeting, whether “routine” or not. As a result, there would be no broker non-votes by such brokers. In such case, if you do not submit any voting instructions to your broker, then your Shares will not be counted in determining the outcome of any of the proposals at the 2024 Annual Meeting, nor will your Shares be counted for purposes of determining whether a quorum exists. However, if you receive proxy materials only from one of the Company, the Trian Group or Blackwells, then brokers will be entitled to vote your shares on “routine” matters without instructions from you. The only proposal that would be considered “routine” in such event is Proposal 2 (ratification of the Company’s independent auditor for 2024). A broker will not be entitled to vote your Shares on any “non-routine” matters, absent instructions from you. We urge you to instruct your broker about how you wish your Shares to be voted.

Submissions of Proxies

Delaware law provides for the authorization of proxies by electronic means. Accordingly, you may submit your proxy by telephone or via the Internet. To submit a proxy with voting instructions by telephone, please call the telephone number listed on the BLUE proxy card. Proxies may also be submitted via the Internet. Please refer to the BLUE proxy card for the website information. In each case, shareholders will be required to provide the unique control number which has been printed on each shareholder’s BLUE proxy card. In addition to the instructions that appear on the BLUE proxy card, step-by-step instructions will be provided by a recorded telephone message for those shareholders submitting proxies by telephone, or at the designated website for those shareholders submitting proxies via the Internet. Shareholders submitting their proxies with voting instructions by telephone or via the Internet will receive confirmation on the telephone that their vote by telephone was successfully submitted, and may provide an e-mail address for confirmation that their vote by Internet was successfully submitted.

YOUR VOTE IS EXTREMELY IMPORTANT. WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD TODAY OR INSTRUCT US BY TELEPHONE OR VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON THE BLUE PROXY CARD TO VOTE “FOR” THE ELECTION OF EACH OF THE TRIAN NOMINEES AND TO “WITHHOLD” ON EACH OF THE OPPOSED COMPANY NOMINEES AND BLACKWELLS NOMINEES, TO VOTE “FOR” PROPOSALS 2 AND 7 AND TO VOTE “AGAINST” PROPOSAL 3 AND SHAREHOLDER PROPOSAL 8. WE MAKE NO VOTING RECOMMENDATIONS ON THE ACCEPTABLE COMPANY NOMINEES, PROPOSAL 4 AND SHAREHOLDER PROPOSALS 5 AND 6.

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 COST AND METHOD OF SOLICITATION

Proxies may be solicited by mail, courier service, facsimile, telephone, television, electronic mail, social media, in person and by advertisements. Solicitations may also be made by the Trian Nominees and certain of the respective officers, partners and employees of Trian Management, none of whom will receive additional compensation for such solicitation.

Trian Management has engaged Okapi and D.F. King in connection with solicitations relating to the 2024 Annual Meeting for a fee not to exceed $[•] and reimbursement of reasonable out-of-pocket costs and expenses in connection with this proxy solicitation. Approximately 350 people may be employed by Okapi and D.F. King to solicit proxies from the Company’s shareholders for the 2024 Annual Meeting. Trian Management has agreed, on behalf of the Trian Funds, to indemnify Okapi and D.F. King against certain liabilities and expenses in connection with the solicitation. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of all Shares held as of the Record Date. Trian Management, on behalf of the Trian Funds, will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

The entire expense of soliciting proxies for the 2024 Annual Meeting by the Trian Group is being borne by members of the Trian Group. Although no precise estimate can be made at this time, Trian currently estimates that the total expenses that the Trian Group will incur in furtherance of, or in connection with, the solicitation of proxies for the 2024 Annual Meeting will be approximately $[●]. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any such solicitation. Trian currently estimates that, as of the date hereof, the Trian Group has incurred approximately $[●] of solicitation expenses. If successful, the Trian Group may seek reimbursement of these costs from the Company. In the event that it decides to seek reimbursement of its expenses, the Trian Group does not intend to submit the matter to a vote of the Company’s shareholders. The Board, which will consist of twelve directors, if the Trian Nominees are elected and ten of the Acceptable Company Nominees and Blackwells Nominees are elected, would be required to evaluate the requested reimbursement consistent with their fiduciary duties to the Company and its shareholders. Costs related to the solicitation of proxies include expenditures for attorneys, public relations, and other advisors, solicitors, printing, advertising, postage, transportation, litigation and other costs incidental to the solicitation.

OTHER INFORMATION

The SEC has adopted rules that permit companies and intermediaries (such as brokers and banks) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders.

Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please notify your bank or broker and direct your request to the Corporate Secretary’s Office, 500 South Buena Vista Street, Burbank, CA 91521-1030. We will promptly deliver a separate copy of the proxy materials upon request.

Because Trian has initiated a contested proxy solicitation, we understand that banks and brokers with account holders who are shareholders of the Company will not be householding our proxy materials.

36

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING

The full set of the Trian Group’s proxy materials will be made available to shareholders by mail. This Proxy Statement and all other solicitation materials in connection with this proxy solicitation will also be available on the Internet, free of charge, at www.restorethemagic.com and on the SEC’s website at https://www.sec.gov.

OTHER PROPOSALS

Except for those proposals set forth under “Other Matters To Be Considered At The 2024 Annual Meeting” in this Proxy Statement, we are not aware of any other matters to be considered at the 2024 Annual Meeting. If, however, the Trian Group learns of any other proposals made at a reasonable time before the 2024 Annual Meeting, the Trian Group will either supplement this Proxy Statement and provide shareholders with an opportunity to vote by proxy directly on such matters or will not exercise discretionary authority with respect thereto. If other proposals are made thereafter, the persons named as proxies on the BLUE proxy card solicited by the Trian Group will vote such proxies, to the extent authorized by Rule 14a-4(c)(3) under the Exchange Act, in their discretion with respect to such matters.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements. All statements contained in this Proxy Statement that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “potential,” “could,” “opportunity,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained in this Proxy Statement that are not historical facts are based on current expectations, speak only as of the date of this Proxy Statement and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Trian Group. Although the Trian Group believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of this Proxy Statement, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included in this Proxy Statement will prove to be accurate and therefore actual results could differ materially from those set forth in, contemplated by, or underlying those forward-looking statements. In light of the significant uncertainties inherent in the projected results and forward-looking statements included in this Proxy Statement, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Except to the extent required by applicable law, the Trian Group will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements in this Proxy Statement to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

37

OTHER INFORMATION ABOUT THE COMPANY

Based upon documents publicly filed by the Company, the mailing address of the principal executive offices of the Company is 500 South Buena Vista Street, Burbank, CA 91521-1030.

Certain information regarding the compensation of directors and executive officers, certain shareholders’ beneficial ownership of more than 5% of the Company’s voting securities, and certain other matters regarding the Company and its officers and directors is required to be contained in the Company’s Proxy Statement or other regulatory filings made pursuant to the Exchange Act. Certain other information regarding the 2024 Annual Meeting, as well as procedures for submitting proposals for consideration at the 2025 annual meeting of shareholders of the Company, is also required to be contained in the Company’s Proxy Statement. Please refer to the Company’s Proxy Statement or its Annual Report on the Company’s Form 10-K to review certain of the foregoing information, as applicable. Please note that because the Trian Group was not involved in the preparation of the Company’s other regulatory filings, including the Company’s Proxy Statement, the Trian Group cannot reasonably confirm the accuracy or completeness of certain information contained in such filings. [As we intend to distribute our definitive proxy statement before the Company files a definitive proxy statement, we will provide any previously omitted information in a supplement filed as a revised definitive proxy statement, including completing references to the date, time and location of the 2024 Annual Meeting, as well as information relating to the Record Date.] Additional information related to the foregoing information, as well as other important information, will be available in the Company’s Proxy Statement, which will be available free of charge on the SEC’s website at https://www.sec.gov.

The information concerning the Company and the proposals referenced in the Company’s Proxy Statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although the Trian Group has no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement that are made in reliance upon publicly available information are inaccurate or incomplete, to date we have not had access to the books and records of the Company related to such information and statements, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is based only on the knowledge of the Trian Group.

Dated: [•], 2024

38

Annex A

Transactions in securities of the Company by each Participant

The following transaction history shows all transactions by the Participants during the past two years. On December 7, 2022, Mr. Peltz purchased and received 98.71 Shares through the direct stock purchase program operated by the Company’s transfer agent. In addition, each of (i) Trian Management, Trian Management GP and Messrs. Peltz and May beneficially own the Shares held by each Trian Fund, by virtue of their relationships to the Trian Funds, and (ii) Trian Management GP and Messrs. Peltz and May, by virtue of their relationships to Trian Management, beneficially own the Shares owned by Trian Management. The Trian Funds acquired the Shares on the dates indicated below because Trian believes that the Shares are undervalued and represent an attractive investment opportunity. The Shares held by each Trian Fund are held in the ordinary course of business with other investment securities owned by such Trian Fund in co-mingled margin accounts with a prime broker, which prime broker may, from time to time, extend margin credit to such Trian Fund, subject to applicable federal margin regulations, stock exchange rules and credit policies. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares referenced below.

On September 14, 2023, Trian Management entered into the Investment Management Agreements pursuant to which it (and Trian Management GP and Messrs. Peltz and May, by virtue of their relationships to Trian Management), acquired beneficial ownership of the Shares held by the Perlmutter Entities as of such date. Pursuant to the Investment Management Agreements, following the date thereof, Trian Management (and Trian Management GP and Messrs. Peltz and May, by virtue of their relationships to Trian Management) also acquired beneficial ownership of the Shares transferred into the account of the Perlmutter Trust following vesting of his restricted stock units and performance stock units as described below. The Shares identified in the immediately preceding sentences are held in separately managed accounts for which Trian Management serves as the investment manager.

Except as described herein, none of the Perlmutter Entities transacted in any Shares during the past two years.

The Shares held by Mr. Rasulo are held in the ordinary course of business with other investment securities owned by Mr. Rasulo in comingled margin accounts with a prime broker, which prime broker may, from time to time, extend margin credit to Mr. Rasulo, subject to applicable federal margin regulations, stock exchange rules and credit policies. The Shares referenced below that were held by Mr. Rasulo were not purchased using margin credit.

Mr. Rasulo

Trade Date	Amount Acquired (Sold)
4/12/2023	(2,594)
12/18/2023	2,700
1/10/2024	4,478

Mr. Perlmutter

Trade Date	Amount Acquired (Sold)
1/21/22⸸	14,105
12/14/2022⸸⸸	669
12/17/2022⸸⸸	2,420
12/19/2022⸸⸸	828
12/14/2023⸸⸸⸸	829
12/17/2023⸸⸸⸸	3,092

39

Trian Management, Trian Management GP and Messrs. Peltz and May by virtue of their relationships to the Trian Funds

Onshore

Trade Date	Amount Acquired (Sold)
11/8/2022	714,621
11/9/2022	375,949
11/10/2022	60,162
11/10/2022*	194,432
11/14/2022*	108,062
12/23/2022**	-----------
2/9/2023	(18,073)
2/13/2023	(254,636)
2/14/2023	(116,510)
2/15/2023	(150,918)
9/15/2023	77,435

Parallel

Trade Date	Amount Acquired (Sold)
11/8/2022	190,674
11/9/2022	100,311
11/10/2022	67,417
11/14/2022	28,612
11/16/2022	122,510
2/9/2023	(6,337)
2/13/2023	(89,279)
2/14/2023	(40,850)
2/15/2023	(52,914)
9/15/2023	99,837
9/21/2023	34,630

Offshore

Trade Date	Amount Acquired (Sold)
11/8/2022	893,469
11/9/2022	189,299
11/9/2022*	280,740
11/10/2022*	320,420
11/14/2022*	136,005
12/23/2022**	-----------
2/9/2023	(22,633)
2/13/2023	(318,890)
2/14/2023	(145,910)
2/15/2023	(189,000)
9/15/2023	366,202

40

Fund G

Trade Date	Amount Acquired (Sold)
11/8/2022	75,104
11/9/2022	39,511
11/10/2022	60,478
11/14/2022	25,666
2/9/2023	(2,497)
2/13/2023	(35,177)
2/14/2023	(16,095)
2/15/2023	(20,849)
9/15/2023	39,599
9/21/2023	15,722
11/28/2023	21,000

Strategic N

Trade Date	Amount Acquired (Sold)
11/14/2022*	476,371
11/15/2022*	1,058,924
11/16/2022*	607,076
12/9/2022**	-----------
12/23/2022**	-----------
2/9/2023	(26,643)
2/13/2023	(375,388)
2/14/2023	(171,763)
2/15/2023	(222,485)

Strategic G-II

Trade Date	Amount Acquired (Sold)
11/8/2022	197,622
11/9/2022	103,966
11/10/2022	69,546
11/14/2022	29,516
2/9/2023	(4,983)
2/13/2023	(70,202)
2/14/2023	(32,121)
2/15/2023	(41,608)
9/15/2023	83,293
9/21/2023	15,115

41

Trian Partners Strategic Fund-G III, L.P.

Trade Date	Amount Acquired (Sold)
11/8/2022	95,795
11/9/2022	50,397
11/10/2022	33,639
11/14/2022	14,276
2/9/2023	(2,414)
2/13/2023	(34,012)
2/14/2023	(15,562)
2/15/2023	(20,158)
11/9/2023	(60,981)
11/20/2023	(60,980)

Strategic K

Trade Date	Amount Acquired (Sold)
11/8/2022	60,148
11/9/2022	31,642
11/10/2022	17,000
11/14/2022	361,145
2/9/2023	(5,844)
2/13/2023	(82,343)
2/14/2023	(37,676)
2/15/2023	(48,803)
9/15/2023	126,253
9/21/2023	20,033

Co-Investment Fund

Trade Date	Amount Acquired (Sold)
12/23/2022	1,149,500
12/29/2022*	386,884
1/6/2023***	-----------
2/9/2023	(19,107)
2/13/2023	(269,206)
2/14/2023	(123,177)
2/15/2023	(159,553)
4/26/2023	508,366

Trian Partners Strategic Investment Fund-A, L.P.

Trade Date	Amount Acquired (Sold)
11/8/2022	336,975
11/9/2022	177,277
11/10/2022	56,693
11/14/2022	24,060
11/16/2022	94,790
2/9/2023	(8,579)
2/13/2023	(120,867)
2/14/2023	(55,303)
2/15/2023	(71,635)
11/9/2023	(216,705)
11/20/2023	(216,706)

42

⸸ Acquired pursuant to the exercise of options granted under the Company’s equity incentive plan while Mr. Perlmutter was an employee of the Company. The options in respect of such Shares were exercised by Mr. Perlmutter personally on the date indicated. On February 4, 2022, such Shares were transferred into the account of the Perlmutter Trust.

⸸⸸ Acquired pursuant to the vesting of restricted stock units and/or performance stock units. Such Shares vested to Mr. Perlmutter personally on the dates indicated and, on December 21, 2022, were transferred into the account of the Perlmutter Trust.

⸸⸸⸸ Acquired pursuant to the vesting of restricted stock units and/or performance stock units. Such Shares vested to Mr. Perlmutter personally on the dates indicated and, on December 26, 2023, were transferred into the account of the Perlmutter Trust.

* On the various dates set forth above, the named persons entered into a series of privately negotiated back-to-back call and put transactions (the “Nomura Options”) with either Nomura Global Financial Products Inc. or Nomura International plc (each, a “Nomura Counterparty”) through which they acquired beneficial ownership of an aggregate of 3,182,030 Shares and as a result were subject to the same economic gain or loss as if they had purchased the underlying Shares on the dates set forth above. More specifically, these transactions represented call options that had an expiration date of December 9, 2025 (the “Nomura Expiration Date”). Simultaneously with the purchase of each call option, each named person also sold a put option to a Nomura Counterparty for the same number of Shares pursuant to which, if on the Nomura Expiration Date the call option has not been exercised by the named person and the exercise price is greater than the closing price of the Shares on the Nomura Expiration Date (the “Nomura Closing Price”), a Nomura Counterparty can require the named person to, at such person’s election, either (i) pay a Nomura Counterparty an amount of cash equal to the product of (a) the excess of the exercise price over the Nomura Closing Price and (b) the number of Shares set forth above or (ii) acquire from a Nomura Counterparty the number of Shares set forth above at the exercise price. With the exercise of any call options, a corresponding number of put options would be automatically terminated. As part of these transactions, each of the named persons paid a Nomura Counterparty a financing fee based on the number of days that the Nomura Options that it held were outstanding, which fee was calculated using a monthly rate equal to the overnight bank funding rate plus a spread. No premium was paid in connection with the options. Until exercised by electing to acquire Shares, the Nomura Options did not give any of the named persons any direct or indirect voting, investment or dispositive control over the underlying Shares. As of the date hereof, each Nomura Option has been exercised and no Nomura Option is outstanding.

** On December 9, 2022, Strategic N exercised a portion of its Nomura Options pursuant to which it acquired ownership of 1,000,000 Shares for an aggregate exercise price of $95,593,778. On December 23, 2022, (i) Strategic N exercised the rest of its Nomura Options pursuant to which it acquired ownership of 1,142,371 Shares for an aggregate exercise price of $108,678,488.23, (ii) Offshore exercised all of its Nomura Options pursuant to which it acquired ownership of a total of 737,165 Shares for an aggregate exercise price of $67,017,010 and (iii) Onshore exercised all of its Nomura Options pursuant to which it acquired ownership of a total of 302,494 Shares for an aggregate exercise price of $27,894,332.

*** On January 6, 2023, Co-Investment Fund exercised all of its Nomura Options pursuant to which it acquired ownership of 386,884 Shares for an aggregate exercise price of $33,748,180.

43

SPECIAL INSTRUCTIONS

Please review this Proxy Statement and the enclosed materials carefully. YOUR VOTE IS VERY IMPORTANT, no matter how many or how few Shares you own.

1.	If your Shares are registered in your own name, please sign, date and mail the enclosed BLUE proxy card today to the Trian Group, c/o Okapi Partners LLC and D.F. King & Co., Inc., in the postage-paid envelope provided or instruct us by telephone or via the Internet today by following the instructions on the BLUE proxy card as to how you would like your Shares voted.

2.	If your Shares are held in the name of a brokerage firm, bank or other institution, only such institution can exercise the right to vote with respect to the Shares that you beneficially own through it and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your brokerage firm, bank or other institution to vote in favor of the election of the Trian Nominees. Please follow the instructions to vote provided on the BLUE voting instruction form. If your brokerage firm, bank or other institution provides for voting instructions to be delivered to them by telephone or via the Internet, instructions will be included on the BLUE voting instruction form. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions by e-mailing them to info@okapipartners.com and disney@dfking.com or mailing them to Okapi Partners LLC, 1212 Avenue of the Americas, 17th Floor, New York, NY 10036, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

3.	After signing and returning the enclosed BLUE proxy card or BLUE voting instruction form, we urge you NOT to return Disney’s white proxy card or voting instruction form or Blackwells’ green proxy card or voting instruction form because only your latest dated proxy card or voting instruction form will be counted.

4.	If you have previously signed and returned a white proxy card or green proxy card to either Disney or Blackwells, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to Disney or Blackwells by signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided. Proxies may also be revoked at any time prior to exercise by: (i) virtually attending the 2024 Annual Meeting and voting “in person” using Disney’s online portal (although attendance at the 2024 Annual Meeting will not in and of itself constitute revocation of a proxy), (ii) instructing us by telephone or via the Internet by following the instructions on the BLUE proxy card as to how you would like your Shares voted or (iii) delivering a written notice of revocation. The written notice of revocation may be delivered to First Coast Results Inc., Independent Tabulator on behalf of Okapi Partners LLC and D.F. King & Co., PO Box 3672, Ponte Vedra Beach FL 32004-9911, [to Blackwells in the manner indicated in Blackwells’ Proxy Statement] or to the Corporate Secretary’s Office, 500 South Buena Vista Street, Burbank, CA 91521-1030, or any other address provided by the Company.

We encourage all shareholders to vote electronically. If you do not have access to a touch-tone phone or the Internet, you may sign, date and return the enclosed BLUE proxy card from the Trian Group or BLUE voting instruction form in the postage-paid envelope provided. If you have any questions concerning this Proxy Statement, would like to request additional copies of this Proxy Statement or need help voting your Shares, please contact:

1212 Avenue of the Americas, 17th Floor

New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Shareholders and All Others Call Toll-Free: (877) 629-6357

E-mail: info@okapipartners.com

D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005 Shareholders Call Toll-Free: (800) 207-3158 Banks and Brokers Call Collect: (212) 229-2634 E-mail: Disney@dfking.com

PRELIMINARY COPY SUBJECT TO COMPLETION

Dated January 29, 2024

THE TRIAN GROUP IS SOLICITING FOR THIS BLUE PROXY CARD

PLEASE VOTE TODAY!

SEE REVERSE SIDE

FOR THREE EASY WAYS TO VOTE.

____________________________________________________________________________________

 TO VOTE BY MAIL, SIGN, DATE AND RETURN THIS BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED

AT
THE WALT DISNEY COMPANY
Proxy Card for 2024 Annual Meeting of Shareholders
B L U E	This Proxy is Solicited on Behalf of the Trian Group
The Board of Directors of Disney and Blackwells Are Not Soliciting For this BLUE Proxy Card

The undersigned hereby appoints each of Nelson Peltz, Peter W. May, Brian L. Schorr, Matthew Peltz, Bruce Goldfarb, Edward McCarthy and Eleazer Klein, as attorneys, proxies and agents with full power of substitution, to vote all shares of common stock of The Walt Disney Company, a Delaware corporation (“Disney” or the “Company”), that the undersigned would be entitled to vote at the 2024 annual meeting of shareholders of the Company scheduled to be held [virtually through the website www.virtualshareholdermeeting.com/DIS2024, including at any adjournments or postponements thereof and any meeting held in lieu thereof (the “2024 Annual Meeting”), with all powers that the undersigned would possess if personally present, upon and in respect of the instructions indicated herein, and, to the extent authorized by Rule 14a-4(c)(3) under the Exchange Act, with discretionary authority as to any and all other matters that may properly come before the meeting or any adjournment, postponement or substitution thereof that are unknown to Trian Fund Management, L.P. (“Trian,” together with its affiliates and the other persons participating in this solicitation, the “Trian Group”) a reasonable time before this solicitation. None of the proposals identified on this BLUE proxy card are conditioned on the approval of other matters.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.

IF THIS PROXY CARD IS SIGNED AND RETURNED, IT WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS AND AS DETAILED BELOW AS APPLICABLE.  PLEASE SIGN, DATE AND RETURN THIS BLUE PROXY CARD.

P R O X Y C A R D
1. IF YOU DO NOT MARK A VOTE WITH RESPECT TO ANY NOMINEE ON PROPOSAL 1 ON THE BLUE PROXY CARD, THE NAMED PROXIES (LISTED ABOVE) WILL EXERCISE THEIR DISCRETION TO CAUSE YOUR PROXY TO BE VOTED “FOR” NELSON PELTZ AND JAMES (“JAY”) A. RASULO (TOGETHER, THE “TRIAN NOMINEES”) AND TO “WITHHOLD” ON THE OPPOSED COMPANY NOMINEES, THE ACCEPTABLE COMPANY NOMINEES AND THE BLACKWELLS NOMINEES. IF YOU DO NOT MARK A VOTE ON ANY OF PROPOSAL 7, PROPOSALS 2 THROUGH 4 OR SHAREHOLDER PROPOSALS 5, 6 AND 8 ON THE BLUE PROXY CARD, THE NAMED PROXIES WILL EXERCISE THEIR DISCRETION TO CAUSE YOUR PROXY TO VOTE “FOR” PROPOSALS 2 AND 7, TO VOTE “AGAINST” PROPOSAL 3 AND SHAREHOLDER PROPOSAL 8 AND TO ABSTAIN ON PROPOSAL 4 AND SHAREHOLDER PROPOSALS 5 AND 6 (IN EACH CASE TO THE EXTENT YOU HAVE NOT MARKED A VOTE ON SUCH PROPOSAL). THE NAMED PROXIES WILL ALSO EXERCISE THEIR DISCRETION ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE 2024 ANNUAL MEETING, SUBJECT TO APPLICABLE LAW.

2. YOU MAY VOTE “FOR” UP TO TWELVE NOMINEES IN TOTAL:
IF YOU VOTE ON AT LEAST ONE NOMINEE BUT FEWER THAN TWELVE NOMINEES IN PROPOSAL 1, YOUR SHARES WILL ONLY BE VOTED “FOR” THOSE NOMINEES YOU HAVE SO MARKED.

IF YOU VOTE “FOR” MORE THAN TWELVE NOMINEES IN PROPOSAL 1, YOUR VOTES ON PROPOSAL 1 WILL BECOME INVALID AND NOT BE COUNTED.

In the event that either Trian Nominee (or a substitute therefor) is unable to serve or for good cause will not serve as a director of the Company, Trian reserves the right to nominate a substitute nominee and this BLUE proxy card will be voted in favor of such substitute nominee. In addition to the foregoing, the Trian Group has reserved the right to further nominate, substitute, or add additional persons in the event that the Company purports to increase the number of directorships after December 14, 2023 and prior to the 2024 Annual Meeting. The Trian Group reserves the right to withdraw the nomination of either Trian Nominee or any additional or substitute nominee at any time.

PRELIMINARY COPY SUBJECT TO COMPLETION

YOUR VOTE IS IMPORTANT

Please vote your shares of Disney common stock for the upcoming 2024 Annual Meeting of Shareholders

YOU CAN VOTE TODAY USING ANY OF THE FOLLOWING METHODS:

Submit your BLUE proxy by Internet

Please access [●] using a computer or a smartphone or by scanning the unique QR code containing your unique control number provided in your BLUE proxy card with your smartphone camera. Then, simply follow the easy instructions on the voting site. If you access [●] without scanning a QR code, you will be required to provide the unique control number printed below.

Submit your BLUE proxy by Phone
Please call toll-free in the U.S. or Canada at [●] on a touch-tone telephone. You will be required to provide the unique control number printed below.

CONTROL NUMBER

You may vote by telephone or Internet 24 hours a day, 7 days a week.
Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed, dated and returned the BLUE proxy card from Trian.

Submit your BLUE proxy by Mail

Please complete, sign, date and return the BLUE proxy card in the envelope provided to: First Coast Results Inc., Independent Tabulator on behalf of Okapi Partners LLC and D.F. King & Co., PO Box 3672, Ponte Vedra Beach FL 32004-9911.

6TO VOTE BY MAIL, PLEASE FOLD BLUE PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED6☐

X	Please mark your vote with an X as shown in this sample

Proposal 1 – Election of Directors for terms ending in 2025

Vote “FOR” up to twelve (12) nominees in total. If you vote this BLUE proxy card for less than twelve nominees, your proxy will only be voted “FOR” those nominees you have marked. If you do not mark a vote for any nominee on this BLUE proxy card, your proxy will be voted “FOR” the Trian Nominees and to “WITHHOLD” on the Opposed Company Nominees and the Blackwells Nominees. If you vote this BLUE proxy card “FOR” more than twelve nominees, your votes on Proposal 1 will become invalid and will not be counted.

Trian recommends voting “FOR” the Trian Nominees.
Trian Nominees	FOR	WITHHOLD
Nelson Peltz	☐	☐
James (“Jay”) A. Rasulo	☐	☐

Trian recommends to “WITHHOLD” on the Opposed Company Nominees.
Opposed Company Nominees	FOR	WITHHOLD
[•]	☐	☐
[•]	☐	☐

Trian makes no recommendation on the Acceptable Company Nominees.
Acceptable Company Nominees	FOR	WITHHOLD
[•]	☐	☐
[•]	☐	☐
[•]	☐	☐
[•]	☐	☐
[•]	☐	☐
[•]	☐	☐
[•]	☐	☐
[•]	☐	☐
[•]	☐	☐
[•]	☐	☐

Trian makes no recommendation on the Blackwells Nominees.
Blackwells Nominees	FOR	WITHHOLD
Craig Hatkoff	☐	☐
Jessica Schell	☐	☐
Leah Solivan	☐	☐

Trian recommends voting “FOR” Proposals 2 and 7.
	FOR	AGAINST	ABSTAIN
Proposal 2 – Ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accountants for fiscal 2024	☐	☐	☐
Proposal 7 – Trian’s proposal to repeal certain bylaws	☐	☐	☐
Trian recommends voting “AGAINST” Proposals 3 and 8.
	FOR	AGAINST	ABSTAIN
Proposal 3 – Consideration of an advisory vote to approve executive compensation	☐	☐	☐
Proposal 8 – Shareholder proposal, if properly presented, requesting an advisory vote on board size and related vacancies	☐	☐	☐
Trian makes no recommendation on Proposals 4 through 6.
	FOR	AGAINST	ABSTAIN
Proposal 4 – Approval of an amendment and restatement of the Company’s Amended and Restated 2011 Stock Incentive Plan	☐	☐	☐
Proposal 5 – Shareholder Proposal, if properly presented, requesting shareholder ratification of excessive golden parachutes	☐	☐	☐
Proposal 6 – Shareholder Proposal, if properly presented, requesting a political expenditures report	☐	☐	☐

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